U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

~~FS CREDIT OPPORTUNITIES CORP. AND PA SENIOR CREDIT OPPORTUNITIES FUND, L.P. AND FS SENIOR CREDIT FUND II, L.P. AND FS GLOBAL ADVISOR, LLC AND FS CREDIT INCOME FUND AND FS CREDIT INCOME ADVISOR, LLC AND FS TACTICAL OPPORTUNITIES (LOI) SPLITTER, L.P. AND FS TACTICAL OPPORTUNITIES (SI) SPLITTER, L.P. AND FS TACTICAL OPPORTUNITIES (LOI) SPLITTER II, L.P. AND FS TACTICAL OPPORTUNITIES (SI) SPLITTER II, L.P. AND FS TACTICAL ADVISOR, LLC AND FS SPECIALTY LENDING FUND AND FS/EIG ADVISOR, LLC~~

AIP PRIVATE EQUITY OPPORTUNITIES FUND I A LP; NORTH HAVEN PRIVATE ASSETS FUND; MORGAN STANLEY AIP GP LP; 1GT EUROPE (LUX) SARL; 1GT FUND LP; 1GT SPLITTER (LUX) LP; 1GT FUND (LUX) SCSP; ASHBRIDGE ANNEX FUND I LP; ATSF II AGGREGATOR (DELAWARE I), LP; ATSF II AGGREGATOR (DELAWARE II), LP; ATSF II AGGREGATOR (ONTARIO), LP; BLACK THUNDER OPPORTUNITIES FUND LP; BRANDON LANE PARTNERS FUND LP; BRPE OPPORTUNITIES FUND LP; DR INVESTMENT FUND LP; GENDER EQUITY FUND LP; HIF I LP; LM FUND LP; LOR FOUNDATION FUND INC; NORTH HAVEN ASHBRIDGE CO-INVESTMENT OPPORTUNITY A LP; NORTH HAVEN ASHBRIDGE CO-INVESTMENT OPPORTUNITY B LP; NORTH HAVEN VENTURE CAPITAL OPPORTUNITIES FUND I LP; NPS PARTNERS (NORTH AMERICA) III AIV LP; NPS PARTNERS (NORTH AMERICA) III LP; PATTESON WEALTH PRIVATE ACCESS BELLEFONT FUND I LP; PATTESON WEALTH PRIVATE ACCESS BLACKBERRY FUND I LP; PATTESON WEALTH PRIVATE ACCESS FUND I LP; PECO III AGGREGATOR LP; PRIVATE EQUITY CO-INVESTMENT OPPORTUNITIES FUND II LP; PRIVATE EQUITY MANAGERS II (PLATH) LP; SEEDLING PE FUND I LP; VNL LP; WBPE FUND II AIV LP; WBPE FUND II LP; WBRA FUND I MASTER LP

~~201 Rouse Boulevard~~
~~Philadelphia~~100 Front Street, Suite 700
West Conshohocken, Pennsylvania ~~19112~~19428-2881
(~~215~~610) ~~495-1150~~260-7600

~~AMENDMENT NO. 3 TO THE~~ APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

All Communications, Notices and Orders to:

~~Stephen S. Sypherd, Esq.~~
~~General Counsel~~
~~FS Global Advisor, LLC 201 Rouse Boulevard~~
~~Philadelphia, Pennsylvania 19112~~
~~Telephone: (215) 495-1150~~

Kara Fricke, Esq.
Morgan Stanley Investment Management Inc.
1633 Broadway
New York, NY 10019
Tel: 212-537-1805

Copies to:

~~Julien Bourgeois Dechert LLP~~
~~1900 K Street, NW~~
~~Washington, DC 20006~~
~~(202) 261-3451~~

Rajib Chanda
Nathan Briggs
Matthew C. Micklavzina
~~William J. Bielefeld~~
~~Dechert~~**Simpson Thacher &**
Bartlett LLP
~~1900 K~~**900 G** Street, N~~W~~**.W.**
Washington, DC ~~20006~~**20001**
(202) ~~261-3386~~**636-5500**
Rajib.Chanda@stblaw.com
Nathan.Briggs@stblaw.com
Matthew.Micklavzina@stblaw.com

~~April 3~~July 9, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF ~~FS CREDIT OPPORTUNITIES CORP. AND PA SENIOR CREDIT OPPORTUNITIES FUND, L.P. AND FS SENIOR CREDIT FUND II, L.P. AND FS GLOBAL ADVISOR, LLC AND FS CREDIT INCOME FUND AND FS CREDIT INCOME ADVISOR, LLC AND FS TACTICAL OPPORTUNITIES (LOI) SPLITTER, L.P. AND FS TACTICAL OPPORTUNITIES (SI) SPLITTER, L.P. AND FS TACTICAL OPPORTUNITIES (LOI) SPLITTER II, L.P. AND FS TACTICAL OPPORTUNITIES (SI) SPLITTER II, L.P. AND FS TACTICAL ADVISOR, LLC AND FS SPECIALTY LENDING FUND AND FS/EIG ADVISOR, LLC~~ **AIP PRIVATE EQUITY OPPORTUNITIES FUND I A LP; NORTH HAVEN PRIVATE ASSETS FUND; MORGAN STANLEY AIP GP LP; 1GT EUROPE (LUX) SARL; 1GT FUND LP; 1GT SPLITTER (LUX) LP; 1GT FUND (LUX) SCSP; ASHBRIDGE ANNEX FUND I LP; ATSF II AGGREGATOR (DELAWARE I), LP; ATSF II AGGREGATOR (DELAWARE II), LP; ATSF II AGGREGATOR (ONTARIO), LP; BLACK THUNDER OPPORTUNITIES FUND LP; BRANDON LANE PARTNERS FUND LP; BRPE OPPORTUNITIES FUND LP; DR INVESTMENT FUND LP; GENDER EQUITY FUND LP; HIF I LP; LM FUND LP; LOR FOUNDATION FUND INC; NORTH HAVEN ASHBRIDGE CO-INVESTMENT OPPORTUNITY A LP; NORTH HAVEN ASHBRIDGE CO-INVESTMENT OPPORTUNITY B LP; NORTH HAVEN VENTURE CAPITAL OPPORTUNITIES FUND I LP; NPS PARTNERS (NORTH AMERICA) III AIV LP; NPS PARTNERS (NORTH AMERICA) III LP; PATTESON WEALTH PRIVATE ACCESS BELLEFONT FUND I LP; PATTESON WEALTH PRIVATE ACCESS BLACKBERRY FUND I LP; PATTESON WEALTH PRIVATE ACCESS FUND I LP; PECO III AGGREGATOR LP; PRIVATE EQUITY CO-INVESTMENT OPPORTUNITIES FUND II LP; PRIVATE EQUITY MANAGERS II (PLATH) LP; SEEDLING PE FUND I LP; VNL LP; WBPE FUND II AIV LP; WBPE FUND II LP; WBRA FUND I MASTER LP** ~~201 ROUSE BOULEVARD~~ **100 FRONT STREET, SUITE 700** PHILADELPHIA, PENNSYLVANIA	~~AMENDMENT NO. 3 TO THE~~ APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

~~19112~~19428-2881

File No. ~~812-15706~~812-

I.   SUMMARY OF APPLICATION

The following entities hereby request an order (the "***Order***") of the U.S. Securities and Exchange Commission (the "***SEC***" or "***Commission***") under Section 57(i) of the Investment Company Act of 1940, as amended (the "***1940 Act***"),[1] and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on ~~November 13~~April 22, ~~2024~~2020 (the "***Prior Order***")[2] that was granted pursuant to Sections ~~57~~17(a)(4), 57(~~i~~d) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted. ~~FSSL (as defined below) separately currently relies on exemptive orders that were granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1 issued by the Commission on June 4, 2013 (the "2013 Order")³and on April 10, 2018 (the "FSSL Order")⁴. Subsequent to the granting of the Order, FSSL would not rely on the 2013 Order or the FSSL Order except to the extent described in the notes below.~~

- ~~FS Credit Opportunities Corp., a closed-end management investment company registered under the Act ("*FSCO*");~~

---

[1] Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2] ~~FS Credit~~AIP Private Equity Opportunities ~~Corp~~Fund I A LP, et al. (File No. ~~812-15507~~812-15047), Release No. IC-~~35348 (October 3, 2024~~33818 (March 16, 2020) (notice), Release No. IC-~~35383 (November 13, 2024~~33850 (April 22, 2020) (order).

[3] ~~FS Investment Corporation et al. (File No. 812-13665), Release No. IC-30511 (May 9, 2013) (notice), Release No. IC-30548 (June 4, 2013) (order). FSSL continues to hold investments that it initially entered between 2013 and 2015 and were completed in reliance on the 2013 Order. FSSL would continue to rely on the 2013 Order, including by complying with all terms and conditions of such order, solely with respect to investment opportunities that represent follow-ons and dispositions in relation to those investments ("2013 Order Investment Opportunities"). FSSL will cease reliance on the 2013 Order upon the final disposition or maturity of the investments completed in reliance on the 2013 Order. The Applicants represent that no Regulated Fund or Affiliated Fund relying on this Order will rely on the 2013 Order or will participate in the 2013 Order Investment Opportunities other than as otherwise provided above. The Applicants believe that preserving this limited reliance is necessary and appropriate in the interest of FSSL's shareholders so that FSSL can continue to manage those investments appropriately. The Applicants also believe that such limited reliance is consistent with the policy and purposes of the Act because the conditions to the 2013 Order would continue to apply to that set of investments and to the relevant participants in those investments. Moreover, the Applicants do not believe that this limited reliance would pose any new or additional policy concern because there would be no discretion as to which order would apply to which investment opportunities.~~

[4] ~~Triloma EIG Global Energy Fund, et al. (File No. 812-14848), Release No. IC-33047 (March 14, 2018) (notice), Release No. IC-33070 (April 10, 2018) (order). FSSL continues to hold investments that it initially entered between 2018 and 2022 and that were completed in reliance on the FSSL Order. FSSL would continue to rely on the FSSL Order, including by complying with all terms and conditions of such order, solely with respect to investment opportunities that represent follow-ons and dispositions in relation to those investments ("FSSL Order Investment Opportunities"). FSSL will cease reliance on the FSSL Order upon the final disposition or maturity of the investments completed in reliance on the FSSL Order. The Applicants represent that no Regulated Fund or Affiliated Fund relying on this Order will rely on the FSSL Order or will participate in the FSSL Order Investment Opportunities other than as otherwise provided above. The Applicants believe that preserving this limited reliance is necessary and appropriate in the interest of FSSL's shareholders so that FSSL can continue to manage those investments appropriately. The Applicants also believe that such limited reliance is consistent with the policy and purposes of the Act because the conditions to the FSSL Order would continue to apply to that set of investments and to the relevant participants in those investments. Moreover, the Applicants do not believe that this limited reliance would pose any new or additional policy concern because there would be no discretion as to which order would apply to which investment opportunities.~~

- ~~PA Senior Credit Opportunities Fund, L.P., which is~~ an entity whose investment adviser is ~~FS Global Advisor, LLC and that would be an investment company but for Section 3(c)(7) of the Act ("*PA SCOF I*");~~

- ~~FS Senior Credit Fund II, L.P., which is an entity whose investment adviser is FS Global Advisor, LLC and that would be an investment company but for Section 3(c)(7) of the Act ("*FS SCF II*");~~

- ~~FS Global Advisor, LLC, the investment adviser to FSCO, PA SCOF I and FS SCF II ("*FSGA*");~~

- ~~FS Credit Income~~AIP Private Equity Opportunities Fund ~~I A LP~~, a closed-end management investment company registered under the 1940 Act ("~~*FSCI*~~*AIP Private Markets Fund*");

- ~~FS Credit Income Advisor, LLC, the investment adviser to FSCI ("*FSCIA*");~~

- ~~FS Specialty Lending Fund (formerly FS Energy & Power Fund)~~North Haven Private Assets Fund, a closed-end management investment company ~~that has elected to be regulated as a business development company ("*FSSL*~~registered under the 1940 Act ("*NHPAF*" and, together with ~~FSCO and FSCI~~AIP Private Markets Fund, the "*Existing Regulated Funds*");

- ~~FS/~~Morgan Stanley ~~EA~~I~~GP~~ ~~Advisor,~~GP L~~LC~~P, the investment adviser to ~~FSSL ("*FSEIG*" and,~~ ~~together with FSGA and FSCIA, "*FS*~~the Existing Regulated Funds ("*MSAIP*");

- ~~FS Tactical Opportunities (LOI) Splitter, L.P., which is an entity whose investment adviser is FS Tactical Advisor, LLC and that would be an investment company but for Section 3(c)(7) of the Act ("*FSTO LOI I*");~~

- ~~FS Tactical Opportunities (SI) Splitter, L.P., which is an entity whose investment adviser is FS Tactical Advisor, LLC and that would be an investment company but for Section 3(c)(7) of the Act ("*FSTO SI I*");~~

- ~~FS Tactical Opportunities (LOI) Splitter II, L.P., which is an entity whose investment adviser is FS Tactical Advisor, LLC and that would be an investment company but for Section 3(c)(7) of the Act ("*FSTO LOI II*");~~

- ~~FS Tactical Opportunities (SI) Splitter II, L.P.,~~Investment funds set forth in Appendix A hereto, each of which is an entity whose investment adviser is ~~FS Tactical Advisor, LLC~~MSAIP and that would be an "investment company" but for Section 3(c)(1) or 3(c)(7) of the 1940 Act ("~~*FSTO SI II*" and,~~ ~~together with PA SCOF I, FS SCF II, FSTO LOI I, FSTO SI I, FSTO LOI II~~collectively, the "*Existing Affiliated Funds*"~~ and, collectively with the Existing Regulated Funds and MSAIP, the "*Applicants*");~~[3]

- ~~FS Tactical Advisor, LLC, the investment adviser to FSTO LOI I, FSTO SI I, FSTO LOI II, and FSTO SI II ("*FSTA*" and, together with the Funds, FS and the Existing Affiliated Funds, the "*Applicants*").~~[5]

---

[3] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[5] ~~All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.~~

The relief requested in this application for the Order (the "***Application***") would allow a Regulated Fund[~~6~~4] and one or more Affiliated Entities[~~7~~5] to engage in Co-Investment Transactions[~~8~~6] subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as "***Participants***."[~~9~~7] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[~~10~~8]

II. GENERAL DESCRIPTION OF THE APPLICANTS

A. ~~FSCO~~AIP Private Markets Fund

~~FSCO was organized under the Delaware Statutory Trust Act on January 28, 2013. On March 23, 2022, the Fund completed its conversion into a Maryland corporation and changed its name to FS Credit Opportunities Corp. FSCO is a closed-end management investment company registered under the Act. FSCO commenced investment operations on December 12, 2013. FSCO intends to qualify annually as a regulated investment company under~~

[~~6~~4] "***Regulated Fund***" means the Existing Regulated Funds and any Future Regulated Funds. "***Future Regulated Fund***" means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "***Wholly-Owned Investment Sub***" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "***Joint Venture***" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "***BDC Downstream Fund***" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

[~~7~~5] "***Affiliated Entity***" means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[~~8~~6] "***Co-Investment Transaction***" means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[~~9~~7] "***Adviser***" means ~~FS, FSTA,~~MSAIP and any other investment adviser controlling, controlled by, or under common control with ~~FS and/or FSTA~~MSAIP. The term "Adviser" also includes any internally-managed Regulated Fund.

[~~10~~8] *See, e.g.*, Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

~~Sub-Chapter M of the Internal Revenue Code of 1986, as amended. FSCO's principal place of business is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.~~

~~FSCO's investment objective is to generate an attractive total return consisting of a high level of current income and capital appreciation, with a secondary objective of capital preservation. FSCO has a seven-member board (the "*FSCO Board*"), of which six members are not "interested" persons of the Fund within the meaning of Section 2(a)(19) of the Act.[11]~~

~~B. FSCI~~

~~FSCI~~AIP Private Markets Fund was ~~formed~~organized as a Delaware ~~statutory trust under the Delaware Statutory Trust Act on October 27, 2016 and formally commenced investment operations on November 1, 2017. FSCI is an externally managed,~~limited partnership on April 10, 2019. AIP Private Markets Fund is a non-diversified, closed-end management investment company ~~that operates as an interval fund pursuant to Rule 23c-3~~registered under the 1940 Act. ~~FSCI~~In addition, AIP Private Markets Fund intends to ~~qualify annually as a regulated investment company~~ be treated as a partnership for tax purposes under ~~Sub-Chapter M of~~ the Internal Revenue Code of 1986, as amended~~. FSCI's~~ (the "***Code***"). AIP Private Markets Fund's investment objective is to pursue strategies focused on investing in a portfolio of professionally managed private equity funds and select direct investments in portfolio companies. AIP Private Markets Fund's principal place of business is ~~201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.~~100 Front Street, Suite 700, West Conshohocken, PA 19428.

~~FSCI's investment objective is to provide attractive total returns, which will include current income and capital appreciation. FSCI has a five- member~~AIP Private Markets Fund has a ten-member board (the "***~~FSCI~~AIP Private Markets Fund Board***"), ~~of which four are~~each of whom is not an "interested" person~~s~~ of ~~the~~AIP Private Markets Fund within the meaning of Section 2(a)(19) of the 1940 Act.[9]

~~C~~B. ~~FSSL~~NHPAF

~~FSSL~~NHPAF was ~~formed~~organized as a Delaware statutory trust ~~under the Delaware Statutory Trust Act on September 16, 2010 and formally commenced investment operations on July 18, 2011. The Company is an externally managed,~~on July 22, 2024. NHPAF is a non-diversified, closed-end management investment company ~~that has elected to be regulated as a BDC,~~registered under the 1940 Act. ~~FSSL~~In addition, NHPAF intends to qualify annually as a regulated investment company under Sub-Chapter M of the ~~Internal Revenue Code of 1986, as amended. FSSL's~~Code. NHPAF's investment objective is to seek to provide long-term capital appreciation through a highly curated portfolio of primarily private equity and other private assets actively managed by third-party managers. NHPAF's principal place of business is ~~201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.~~100 Front Street, Suite 700, West Conshohocken, PA 19428.

~~Prior to September 29, 2023, FSSL's investment objective was to generate current income and long-term capital appreciation by investing primarily in privately-held U.S. companies in the energy and power industry. Effective September 29, 2023, FSSL transitioned to a diversified credit strategy and seeks to generate current income and, to a lesser extent, long-term capital appreciation through such investments. In connection with this transition, FSSL changed its name from "FS Energy and Power Fund" to "FS Specialty Lending Fund." FSSL has a six-member~~NHPAF has a three-member board (the "***~~FSSL~~NHPAF Board***" and, together with the ~~FSCO~~AIP Private Markets Fund Board and ~~FSCI~~the ~~B~~board of directors or trustees of any Future Regulated Fund, the "***Board***"), ~~of which five members~~two of whom are not "interested" persons of ~~FSSL~~NHPAF within the meaning of Section 2(a)(19) of the 1940 Act.

~~[11] The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.~~

[9] The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

C.   MSAIP

MSAIP is a limited partnership formed under the laws of the State of Delaware and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "*Advisers Act*"). MSAIP serves as the investment adviser to the Existing Regulated Funds. MSAIP is an indirect, wholly-owned subsidiary of Morgan Stanley ("*Morgan Stanley*") and provides investment advisory services to certain Morgan Stanley closed-end funds that are registered under the 1940 Act.

D.   The Existing Affiliated Funds

Each Existing Affiliated Fund is a Delaware limited partnership that is a privately offered fund an entity whose investment adviser is MSAIP and that would be an "investment company" but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.[12][10] A complete list of the Existing Affiliated Funds is included in Appendix A.

FSTO LOI I and FSTO SI I were organized in June 2020 as Delaware limited partnerships. Their primary investment objective is to generate an attractive total return consisting of a high level of current income and capital appreciation over complete market cycles, and they intend to invest primarily in performing, below-investment grade corporate credit instruments (senior secured loans and secured and unsecured bonds) in the United States, Canada and Europe. As part of this strategy, FSTO LOI I invests in loan origination investments, and FSTO SI I invests in secondary investments.

FSTO LOI II and FSTO SI II were organized in February 2024 as Delaware limited partnerships. Their primary investment objective is to generate attractive returns by investing primarily in debt, and on certain occasions, equity securities, with a focus on special situations credit and capital structured solutions. As part of this strategy, FSTO LOI II invests in loan origination investments, and FSTO SI II invests in secondary investments.

PA SCOF I was organized as a Delaware limited partnership and a private fund in 2019, to invest in senior debt investments (typically, first lien, "stretch senior" and "unitranche") generally made in conjunction with sponsored middle market transactions (e.g., leveraged buyouts, recapitalizations, refinancings and acquisitions). Portfolio Advisors, LLC ("PA") acted as investment manager to PA SCOF I until March 1, 2024, when PA's investment advisory agreement with PA SCOF I was assigned by PA to FSGA. PA SCOF I intends to continue to focus on these senior debt investments generally made in conjunction with such sponsored middle market transactions). PA SCOF I targets investments with attractive current cash yields, while attempting to limit principal risk.

FS Senior Credit Fund II, L.P., formed as of February 14, 2024, is a Delaware limited partnership which will be treated as a partnership for U.S. federal income tax purposes for the benefit of certain U.S. investors and certain U.S. tax exempt investors. The investment objective of FS SCF II is to seek attractive, risk adjusted returns with current income by primarily making direct investments in U.S. middle market companies and specifically, senior debt investments (typically, first lien, "stretch senior" and "unitranche" investments).

Each Existing Affiliated Fund has its own respective general partner with general ultimate responsibility for the management and operations of such Existing Affiliated Fund. Each general partner to an Existing Affiliated Fund is managed by a managing member. FSGA and FSTA serve as investment advisers to the Existing Affiliated Funds.

E.   FS and FSTA

FS and FSTA serve as the investment adviser of the Existing Regulated Funds and the Existing Affiliated Funds, as applicable, and either they or another Adviser will serve as the investment adviser to any Future Regulated Fund. FS and FSTA also provide or will provide administrative services to the Existing Regulated Funds and the Existing Affiliated Funds, as applicable, under an administrative services agreement. Each of FSGA, FSCIA and

---

[12][10] In the future, the Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

~~FSEIG is a Delaware limited liability company and is a registered investment adviser with the Commission under the Advisers Act. On the date of this Application, FSGA's sole clients are FSCO, PA SCOF I and FS SCF II. On the date of this Application, FSCIA's sole client is FSCI. On the date of this Application, FSEIG's sole client that intends to rely on the Order is FSSL. FSTA is a Delaware limited liability company and is registered as an investment adviser with the Commission under the Advisers Act. On the date of this Application, FSTA's sole clients that intend to rely on the Order are FSTO LOI I, FSTO SI I, FSTO LOI II, and FSTO SI II.~~

~~FSGA, FSCIA, FSEIG and FSTA are each a direct or indirect subsidiary of Franklin Square Holdings, L.P., a Pennsylvania limited partnership ("***FS Investments***"). FS Investments currently owns directly or indirectly a majority of each of FSGA, FSCIA, FSEIG and FSTA. No other person or entity currently owns above 10% of FSGA, FSCIA or FSTA. EIG Asset Management, LLC owns a minority interest in FSEIG. FS Investments is a global alternative asset manager dedicated to delivering superior performance and innovative investment and capital solutions. The firm manages assets for a wide range of clients, including institutional investors, financial professionals and individual investors. FS Investments provides access to a broad suite of alternative asset classes and strategies through its best-in-class investment teams and partners. With its diversified platform and flexible capital solutions, the firm is a valued partner to general partners, asset owners and portfolio companies. The firm has offices in the U.S, Europe and Asia and is headquartered in Philadelphia, PA.~~

~~Under the terms of an investment advisory agreement with each Existing Regulated Fund and each Existing Affiliated Fund, respectively, FS and FSTA will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to each Existing Regulated Fund's and the Existing Affiliated Fund's officers and directors/manager regularly.~~

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "***Conditions***"), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is "a joint or a joint and several participant with such person" in contravention of such rules as the SEC may prescribe "for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant."

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any "joint enterprise or other joint arrangement or profit-sharing plan"~~[13]~~[11] in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company ("***BDC***") in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC's rules under Section 17(d) applicable to registered

~~[13]~~[11] Rule 17d-1(c) defines a "[j]oint enterprise or other joint arrangement or profit-sharing plan" to include, in relevant part, "any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking …."

closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ~~FSGA and FSTA are each~~MSAIP is majority-owned by ~~FS Investments, are under common control, and are thus affiliated persons of each other.~~

Morgan Stanley and accordingly~~Accordingly~~, with respect to ~~FSGA, FSTA,~~MSAIP and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ~~FSGA, FSTA,~~MSAIP and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company's board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.[~~14~~12]

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the "required majority," as defined in Section 57(o) of the 1940 Act,[~~15~~13] of the Regulated Fund

[~~14~~12] Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[~~15~~13] Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

("***Required Majority***") will take the steps set forth in Section 57(f) of the 1940 Act,[16][14] unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. <u>Related Expenses</u>. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.[17][15]

4. <u>No Remuneration</u>. Any transaction fee[18][16] (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund,

or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund's participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. <u>Co-Investment Policies</u>. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the "***Co-Investment Policies***"). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.[19][17]

6. <u>Dispositions</u>:

---

[16][14] Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii) the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[17][15] Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[18][16] Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[19][17] The Affiliated Entities may adopt shared Co-Investment Policies.

(a)   Prior to any Disposition[20][18] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)   Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[21][19]

7.   <u>Board Oversight</u>

(a)   Each Regulated Fund's directors will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

(b)   Prior to a Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)   At least quarterly, each Regulated Fund's Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund's participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

(d)   Every year, each Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

(e)   The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated Fund's participation in the co-investment program and related Co-Investment Policies or the Regulated Fund's policies and procedures approved pursuant to (b) above that a Regulated Fund's chief compliance officer considers to be material.

8.   <u>Recordkeeping</u>. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if

---

[20][18] "***Disposition***" means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[21][19] "***Tradable Security***" means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).[~~22~~20]

9.   In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.   STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.   Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund's size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.   Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the ~~Co~~ Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

V.   PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the "***Existing Orders***").[~~23~~21] Similar to the Existing Orders, the Conditions described herein are designed to mitigate

---

[~~22~~20] If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

[~~23~~21] *See, e.g.*, Polen Credit Opportunities Fund, *et al.* (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., *et al.* (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., *et al.* (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, *et al.* (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., *et al.* (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI. PROCEDURAL MATTERS

A. <u>Communications</u>

Please address all communications concerning this Application, the Notice and the Order to:

~~Stephen S. Sypherd~~<u>Kara Fricke</u>, **Esq.**
<u>**Morgan Stanley Investment Management Inc.**</u>
~~General Counsel~~
~~FS Global Advisor, LLC 201 Rouse Boulevard~~
~~Philadelphia, Pennsylvania 19112~~
~~Telephone: (215) 495-1150~~

Access Fund, *et al.* (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. *et al.* (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

1633 Broadway
New York, NY 10019
Tel: 212-537-1805

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

~~Julien Bourgeois Dechert LLP~~
~~1900 K Street, NW~~
~~Washington, DC 20006~~
~~(202) 261-3451~~

Rajib Chanda
Nathan Briggs
Matthew C. Micklavzina
~~William J. Bielefeld Dechert~~Simpson Thacher & Bartlett LLP
~~1900 K~~900 G Street, N~~W~~.W.
Washington, DC ~~20006~~20001
(202) ~~261-3386~~636-5500
Rajib.Chanda@stblaw.com
Nathan.Briggs@stblaw.com
Matthew.Micklavzina@stblaw.com

B. <u>Authorizations</u>

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Appendix C.

The Applicants have caused this Application to be duly signed on their behalf on the ~~3rd~~9th day of ~~April~~July, 2025.

~~FS CREDIT~~AIP PRIVATE EQUITY OPPORTUNITIES ~~CORP.~~FUND I A LP

By: /s/ ~~Stephen S. Sypherd~~John H. Gernon_____
Name: John H. Gernon
~~Name: Stephen S. Sypherd~~

Title: ~~Vice~~ President~~, Treasurer and Secretary~~ and Principal Executive Officer

~~PA SENIOR CREDIT OPPORTUNITIES FUND, L.P.~~

NORTH HAVEN PRIVATE ASSETS FUND

By: /s/ Neha Markle
Name: Neha Markle
Title: Chief Executive Officer, President and Trustee

MORGAN STANLEY AIP GP LP

By: Morgan Stanley Alternative Investments LLC, as its general partner

By: /s/ ~~Stephen S. Sypherd~~Chris Wasilewski
Name: Chris Wasilewski
Title: Executive Director

~~Name: Stephen S. Sypherd~~
~~Title: Authorized Person~~

1GT EUROPE (LUX) SARL
1GT FUND LP
1GT SPLITTER (LUX) LP
1GT FUND (LUX) SCSP
ASHBRIDGE ANNEX FUND I LP
ATSF II AGGREGATOR (DELAWARE I), LP
ATSF II AGGREGATOR (DELAWARE II), LP
ATSF II AGGREGATOR (ONTARIO), LP
BLACK THUNDER OPPORTUNITIES FUND LP
BRANDON LANE PARTNERS FUND LP
BRPE OPPORTUNITIES FUND LP
DR INVESTMENT FUND LP
GENDER EQUITY FUND LP
HIF I LP
LM FUND LP
LOR FOUNDATION FUND INC
NORTH HAVEN ASHBRIDGE CO-INVESTMENT OPPORTUNITY A LP
NORTH HAVEN ASHBRIDGE CO-INVESTMENT OPPORTUNITY B LP
NORTH HAVEN VENTURE CAPITAL OPPORTUNITIES FUND I LP
NPS PARTNERS (NORTH AMERICA) III AIV LP
NPS PARTNERS (NORTH AMERICA) III LP
PATTESON WEALTH PRIVATE ACCESS BELLEFONT FUND I LP
PATTESON WEALTH PRIVATE ACCESS BLACKBERRY FUND I LP
PATTESON WEALTH PRIVATE ACCESS FUND I LP
PECO III AGGREGATOR LP
PRIVATE EQUITY CO-INVESTMENT OPPORTUNITIES FUND II LP
PRIVATE EQUITY MANAGERS II (PLATH) LP
SEEDLING PE FUND I LP
VNL LP
WBPE FUND II AIV LP
~~FS SENIOR CREDIT~~WBPE FUND II~~, LP~~LP~~.P.~~
WBRA FUND I MASTER LP

MORGAN STANLEY AIP GP LP

By: Morgan Stanley Alternative Investments LLC, as its general partner

By: /s/ ~~Stephen S. Sypherd~~Chris Wasilewski
Name: Chris Wasilewski
Title: Executive Director

~~Name: Stephen S. Sypherd~~

13

Title: ~~Authorized Person~~

FS GLOBAL ADVISOR, LLC

By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: Managing Director and General Counsel

FS CREDIT INCOME FUND

By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: General Counsel and Secretary

FS CREDIT INCOME ADVISOR, LLC

By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: Managing Director and General Counsel

FS TACTICAL OPPORTUNITIES (LOI) SPLITTER, L.P.

By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: Authorized Person

FS TACTICAL OPPORTUNITIES (SI) SPLITTER, L.P.

By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: Authorized Person

FS TACTICAL OPPORTUNITIES (LOI) SPLITTER II, L.P.

By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: Authorized Person

FS TACTICAL OPPORTUNITIES (SI) SPLITTER II, L.P.

By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: Authorized Person

~~FS TACTICAL ADVISOR, LLC~~
~~By:~~ ~~/s/ Stephen S. Sypherd~~
~~Name:~~ ~~Stephen S. Sypherd~~
~~Title:~~ ~~Authorized Person~~
~~FS SPECIALTY LENDING FUND~~
~~By:~~ ~~/s/ Stephen S. Sypherd~~
~~Name:~~ ~~Stephen S. Sypherd~~
~~Title:~~ ~~General Counsel~~
~~FS/EIG ADVISOR, LLC~~
~~By:~~ ~~/s/ Stephen S. Sypherd~~
~~Name:~~ ~~Stephen S. Sypherd~~
~~Title:~~ ~~General Counsel and Secretary~~

VERIFICATION

The undersigned state~~s~~ that ~~he has~~<u>they have</u> duly executed the ~~foregoing~~<u>attached</u> Application for and on behalf of ~~FS Credit Opportunities Corp., that he is the Vice President, Treasurer and Secretary of such entity~~<u>each of AIP Private Equity Opportunities Fund I A LP, North Haven Private Assets Fund and Morgan Stanley AIP GP LP</u> and that all action~~s~~ ~~by officers, directors, and other bodies~~ necessary to authorize ~~deponent~~<u>the undersigned</u> to execute and file ~~such instrument has~~<u>this Application have</u> been taken. The undersigned further state~~s~~ that ~~he is~~<u>they are</u> familiar with ~~such instrument,~~<u>the Application</u> and the contents thereof, and ~~that~~ the facts therein set forth are true to the best of ~~his~~<u>their</u> knowledge, information and belief.

~~FS CREDIT~~<u>AIP PRIVATE EQUITY</u> OPPORTUNITIES ~~CORP.~~<u>FUND I A LP</u>

By: /s/ ~~Stephen S. Sypherd~~<u>John H. Gernon</u>
Name: <u>John H. Gernon</u>
~~Name:~~ ~~Stephen S. Sypherd~~

Title: ~~Vice~~ President~~, Treasurer and Secretary~~ <u>and Principal Executive Officer</u>
~~VERIFICATION~~

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of PA Senior Credit Opportunities Fund, L.P., that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~PA SENIOR CREDIT OPPORTUNITIES FUND, L.P.~~

<u>NORTH HAVEN PRIVATE ASSETS FUND</u>

<u>By: /s/ Neha Markle</u>
<u>Name: Neha Markle</u>
<u>Title: Chief Executive Officer, President and Trustee</u>

<u>MORGAN STANLEY AIP GP LP</u>

<u>By: Morgan Stanley Alternative Investments LLC, as its general partner</u>

By: /s/ ~~Stephen S. Sypherd~~<u>Chris Wasilewski</u>
<u>Name: Chris Wasilewski</u>
<u>Title: Executive Director</u>

<u>16</u>

Name: Stephen S. Sypherd
Title: Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Senior Credit Fund II, L.P., that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS SENIOR CREDIT FUND II, L.P.
By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Global Advisor, LLC, that he is the Managing Director and General Counsel of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS GLOBAL ADVISOR, LLC
By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: Managing Director and General Counsel

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Credit Income Fund, that he is General Counsel and Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS CREDIT INCOME FUND
By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: General Counsel and Secretary

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Credit Income Advisor, LLC, that he is the Managing Director and General Counsel of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS CREDIT INCOME ADVISOR, LLC
By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: Managing Director and General Counsel

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Tactical Opportunities (LOI) Splitter, L.P., that he is an Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS TACTICAL OPPORTUNITIES (LOI) SPLITTER, L.P.
By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Tactical Opportunities (SI) Splitter, L.P., that he is an Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

18

FS TACTICAL OPPORTUNITIES (SI) SPLITTER, L.P.
By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Tactical Opportunities (LOI) Splitter II, L.P., that he is an Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


FS TACTICAL OPPORTUNITIES (LOI) SPLITTER II, L.P.

By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Tactical Opportunities (SI) Splitter II, L.P., that he is an Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


FS TACTICAL OPPORTUNITIES (SI) SPLITTER II, L.P.

By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Tactical Advisor, LLC, that he is an Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


FS TACTICAL ADVISOR, LLC

By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: Authorized Person

VERIFICATION

The undersigned states that he has duly executed the ~~foregoing~~<u>attached</u> Application for and on behalf of ~~FS Specialty Lending Fund, that he is the General Counsel of such entity~~<u>1GT Europe (Lux) Sarl; 1GT Fund LP; 1GT Splitter (Lux) LP; 1GT Fund (Lux) SCSp; Ashbridge Annex Fund I LP; ATSF II Aggregator (Delaware I), LP; ATSF II Aggregator (Delaware II), LP; ATSF II Aggregator (Ontario), LP; Black Thunder Opportunities Fund LP; Brandon Lane Partners Fund LP; BRPE Opportunities Fund LP; DR Investment Fund LP; Gender Equity Fund LP; HIF I LP; LM Fund LP; Lor Foundation Fund Inc; North Haven Ashbridge Co-investment Opportunity A LP; North Haven Ashbridge Co-Investment Opportunity B LP; North Haven Venture Capital Opportunities Fund I LP; NPS Partners (North America) III AIV LP; NPS Partners (North America) III LP; Patteson Wealth Private Access Bellefont Fund I LP; Patteson Wealth Private Access Blackberry Fund I LP; Patteson Wealth Private Access Fund I LP; PECO III Aggregator LP; Private Equity Co-Investment Opportunities Fund II LP; Private Equity Managers II (Plath) LP; Seedling PE Fund I LP; VNL LP; WBPE Fund II AIV LP; WBPE Fund II LP; and WBRA Fund I Master LP</u> and that all action<u>s</u> ~~by officers, directors, and other bodies~~ necessary to authorize ~~deponent~~<u>the undersigned</u> to execute and file ~~such instrument has~~<u>this Application have</u> been taken. The undersigned further states that he is familiar with ~~such instrument,~~the Application and the contents thereof, and ~~that~~ the facts therein set forth are true to the best of his knowledge, information and belief.

~~FS SPECIALTY LENDING FUND~~

MORGAN STANLEY AIP GP LP

By: Morgan Stanley Alternative Investments LLC, as its general partner

By: /s/ ~~Stephen S. Sypherd~~Chris Wasilewski_____
           Name: Chris Wasilewski
           Title: Executive Director

                                      ~~Name: Stephen S. Sypherd~~
                                        ~~Title: General Counsel~~

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS/EIG Advisor, LLC, that he is the General Counsel and Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS/EIG ADVISOR, LLC
By: /s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: General Counsel and Secretary

22

Existing Affiliated Funds

1GT Europe (Lux) Sarl
1GT Fund LP
1GT Splitter (Lux) LP
1GT Fund (Lux) SCSp
Ashbridge Annex Fund I LP
ATSF II Aggregator (Delaware I), LP
ATSF II Aggregator (Delaware II), LP
ATSF II Aggregator (Ontario), LP
Black Thunder Opportunities Fund LP
Brandon Lane Partners Fund LP
BRPE Opportunities Fund LP
DR Investment Fund LP
Gender Equity Fund LP
HIF I LP
LM Fund LP
Lor Foundation Fund Inc
North Haven Ashbridge Co-investment Opportunity A LP
North Haven Ashbridge Co-Investment Opportunity B LP
North Haven Venture Capital Opportunities Fund I LP
NPS Partners (North America) III AIV LP
NPS Partners (North America) III LP
Patteson Wealth Private Access Bellefont Fund I LP
Patteson Wealth Private Access Blackberry Fund I LP
Patteson Wealth Private Access Fund I LP
PECO III Aggregator LP
Private Equity Co-Investment Opportunities Fund II LP
Private Equity Managers II (Plath) LP
Seedling PE Fund I LP
SN Fund LP
VNL LP
WBPE Fund II AIV LP
WBPE Fund II LP
WBRA Fund I Master LP

Resolutions of the Board of ~~Directors of FS Credit Opportunities Corp.~~**Trustees of North Haven Private Assets Fund**
~~Approval of Filing Section 17(d) Application for Co-Investment Relief~~

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the "**Commission**") an application for an order of exemption, including any amendments thereto, pursuant to Section~~s~~ 17(d) ~~and 57(i)~~ of the Investment Company Act of 1940, as amended (the "~~1940~~**Investment Company Act**"), and Rule 17d-l ~~promulgated~~ thereunder ~~(the "Application"),~~ to authorize the entering into of certain joint transactions ~~that otherwise may be~~and co-investments by the Fund with certain entities which may be deemed to be "affiliates" of the Fund pursuant to the provisions of the Investment Company Act, which such joint transactions and co-investments may otherwise be prohibited by Section~~s~~ 17(d) ~~and 57(a)(4)~~ of the ~~1940~~Investment Company Act ~~and~~, Rule 17d-1 ~~promulgated~~ thereunder and certain disclosure requirements, and such other or different sections of the Investment Company Act and rules thereunder as any such officers (the "**Officers**") of the Fund deems necessary or appropriate (the "**Application**").

NOW, THEREFORE, BE IT RESOLVED, that the Officers of the Fund be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be prepared, executed, delivered and filed with the Commission the application for an order of exemption, including any amendments thereto, pursuant to Section 17(d) of the Investment Company Act, and Rule 17d-1 thereunder under the Investment Company Act to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be "affiliates" of the Fund pursuant to the provisions of the Investment Company Act, which such joint transactions and co-investments may otherwise be prohibited by Section 17(d)(4) of the Investment Company Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different sections of the Investment Company Act and rules thereunder as any such officer deems necessary or appropriate, as more fully set forth in the draft Application that has been presented to the Board at this meeting, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the staff of the Commission and otherwise to comply with the Investment Company Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer's or Officers' authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof; and be it

~~**NOW, THEREFORE, BE IT RESOLVED**, that the officers of FS Global Advisor, LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~

~~**RESOLVED**, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further~~

~~**RESOLVED**, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.~~

~~Resolutions of the Board of Trustees of FS Specialty Lending Fund (formerly FS Energy and Power Fund)~~

~~*Approval of Filing Section 17(d) Application for Co-Investment Relief*~~

~~**WHEREAS**, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-1 promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.~~

~~**NOW, THEREFORE, BE IT RESOLVED**, that the officers of FS/EIG Advisor, LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~

~~**RESOLVED**, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further~~

FURTHER RESOLVED, that any and all actions previously taken by the Fund or any of ~~its directors or o~~Officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of the ~~Board of Trustees of FS Credit Income~~General Partner of AIP Private Equity Opportunities Fund I A LP

~~*Approval of Filing Section 17(d) Application for Co-Investment Relief*~~

WHEREAS, the ~~Board~~GP deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the "**Commission**") an application for an order of exemption, including any amendments thereto, pursuant to Section~~s~~ 17(d) ~~and 57(i)~~ of the Investment Company Act of 1940, as amended (the "~~1940~~**Investment Company Act**"), and Rule 17d-l ~~promulgated~~ thereunder ~~(the "Application"),~~ to authorize the entering into of certain joint transactions ~~that otherwise may be~~and co-investments by the Fund with certain entities which may be deemed to be "affiliates" of the Fund pursuant to the provisions of the Investment Company Act, which such joint transactions and co-investments may otherwise be prohibited by Section~~s~~ 17(d) ~~and 57(a)(4)~~ of the ~~1940~~Investment Company Act ~~and~~, Rule 17d-1 ~~promulgated~~ thereunder and certain disclosure requirements, and such other or different sections of the Investment Company Act and rules thereunder as any such officers (the "**Officers**") of the Fund deems necessary or appropriate (the "**Application**").

NOW, THEREFORE, BE IT RESOLVED, that the ~~o~~Officers of ~~FS Credit Income Advisor, LLC and~~ the Fund be, and ~~each of~~ the~~m~~y hereby ~~is~~are, authorized, empowered and directed ~~on behalf of~~, in the ~~Fund and in its~~ name and on behalf of the Fund, to ~~prepare, execute, and~~ cause to be prepared, executed, delivered and filed with the Commission ~~an~~the ~~A~~application for an ~~O~~order of ~~E~~exemption~~, substantially in the form attached hereto as Exhibit A, and~~, including any amendments thereto, pursuant to Section 17(d) of the ~~1940~~Investment Company Act, and Rule 17d-1 ~~promulgated~~thereunder under the ~~1940~~Investment Company Act~~,~~ to authoriz~~ing~~e the entering into of certain

joint transactions ~~that~~and co-investments by the Fund with certain entities which may be deemed to be "affiliates" of the Fund pursuant to the provisions of the Investment Company Act, which such joint transactions and co-investments may otherwise ~~may~~ be prohibited by Section 17(d)~~ of the 1940 Act; and it is further~~(4) of the Investment Company Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different sections of the Investment Company Act and rules thereunder as any such Officer deems necessary or appropriate, as more fully set forth in the draft Application that has been presented to the GP, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the staff of the Commission and otherwise to comply with the Investment Company Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

~~RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further~~

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer's or Officers' authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof; and be it

FURTHER RESOLVED, that any and all actions previously taken by the Fund or any of ~~its directors or o~~Officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

APPENDIX C

MARKED COPIES OF THE APPLICATION SHOWING CHANGES FROM THE FINAL VERSIONS OF THE TWO APPLICATIONS IDENTIFIED AS SUBSTANTIALLY IDENTICAL UNDER RULE 0-5(E)(3)

File No. 812-15712 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

AIP PRIVATE EQUITY OPPORTUNITIES FUND I A LP; NORTH HAVEN PRIVATE ASSETS FUND; MORGAN STANLEY AIP GP LP; 1GT EUROPE (LUX) SARL; 1GT FUND LP; 1GT SPLITTER (LUX) LP; 1GT FUND (LUX) SCSP; ASHBRIDGE ANNEX FUND I LP; ATSF II AGGREGATOR (DELAWARE I), LP; ATSF II AGGREGATOR (DELAWARE II), LP; ATSF II AGGREGATOR (ONTARIO), LP; BLACK THUNDER OPPORTUNITIES FUND LP; BRANDON LANE PARTNERS FUND LP; BRPE OPPORTUNITIES FUND LP; DR INVESTMENT FUND LP; GENDER EQUITY FUND LP; HIF I LP; LM FUND LP; LOR FOUNDATION FUND INC; NORTH HAVEN ASHBRIDGE CO-INVESTMENT OPPORTUNITY A LP; NORTH HAVEN ASHBRIDGE CO-INVESTMENT OPPORTUNITY B LP; NORTH HAVEN VENTURE CAPITAL OPPORTUNITIES FUND I LP; NPS PARTNERS (NORTH AMERICA) III AIV LP; NPS PARTNERS (NORTH AMERICA) III LP; PATTESON WEALTH PRIVATE ACCESS BELLEFONT FUND I LP; PATTESON WEALTH PRIVATE ACCESS BLACKBERRY FUND I LP; PATTESON WEALTH PRIVATE ACCESS FUND I LP; PECO III AGGREGATOR LP; PRIVATE EQUITY CO-INVESTMENT OPPORTUNITIES FUND II LP; PRIVATE EQUITY MANAGERS II (PLATH) LP; SEEDLING PE FUND I LP; VNL LP; WBPE FUND II AIV LP; WBPE FUND II LP; WBRA FUND I MASTER LP

100 Front Street, Suite 700
West Conshohocken, Pennsylvania 19428-2881
(610) 260-7600

AMENDMENT NO. 3 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

BLACKROCK CREDIT STRATEGIES FUND, CREDX SUBSIDIARY, LLC, BLACKROCK DIRECT LENDING CORP., BLACKROCK MT. ADAMS CLO IX LP, BLACKROCK MT. HOOD CLO X, LLC, BLACKROCK PRIVATE CREDIT FUND, BDEBT SUBSIDIARY LLC, BLACKROCK PRIVATE CREDIT FUND LEVERAGE I, LLC, BLACKROCK PRIVATE INVESTMENTS FUND, BPIF SUBSIDIARY, LLC, CAYMAN PRIVATE INVESTMENTS FUND, LTD., BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, MB BLACKROCK HOLDINGS CAYMAN, LTD, MIDDLE MARKET SENIOR FUND, L.P., SSG BLK PRIVATE DEBT FUND L.P., AB CLIMATE TRANSITION-ORIENTED PRIVATE DEBT CAYMAN USPC HOLDINGS L.P.

1824 PRIVATE CREDIT FUND, L.P., 1824 PRIVATE CREDIT FUND (PENSION), L.P., 1824 PRIVATE EQUITY FEEDER, L.P., 1824 PRIVATE EQUITY FUND, L.P., 1885 PRIVATE OPPORTUNITIES FUND, L.P., 1885 PRIVATE OPPORTUNITIES CAYMAN FUND, LTD., ABR PEP I, LTD., ABR PEP II, LTD., APO GLOBAL HEALTHCARE CAYMAN, LTD., APO GLOBAL HEALTHCARE HOLDCO SCSP, BEL45 PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES FEEDER SCSP, BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES MASTER SCSP, BLACKROCK APO GLOBAL HEALTHCARE PRIVATE EQUITY FUND, S.C.A. SICAV-RAIF, BLACKROCK ASF PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK DIVERSIFIED PRIVATE DEBT USPC HOLDINGS LP, BLACKROCK DIVERSIFIED PRIVATE

OPPORTUNITIES FUND, L.P., BLACKROCK CAPITAL MARKETS, LLC, BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND II, L.P., BLACKROCK ERI PRIVATE OPPORTUNITIES FEEDER SCSP, BLACKROCK ERI PRIVATE OPPORTUNITIES MASTER SCSP, BLACKROCK GEMINI II PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK GEMINI PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK GROWTH EQUITY FUND AGGREGATOR LP, BLACKROCK GROWTH EQUITY FUND LP, BLACKROCK GROWTH EQUITY FUND (LUX) SCSP, BLACKROCK GROWTH EQUITY FUND AGGREGATOR CAYMAN LTD., BLACKROCK GROWTH EQUITY FUND HOLDINGS (LUX) SCSP, BLACKROCK GSA PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK GSA PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK HAJAR FEEDER FUND, L.P., BLACKROCK HAJAR FUND, L.P., BLACKROCK HEALTHCARE OPPORTUNITIES FUND (DELAWARE), L.P., BLACKROCK HEALTHCARE OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES CAYMAN FUND, LTD., BLACKROCK INVERWOOD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK JI PRIVATE EQUITY SOLUTIONS, L.P., BLACKROCK MAROON BELLS CLO XI, LLC, BLACKROCK MCKINNEY OPPORTUNITIES FUND CAYMAN, LTD., BLACKROCK MD POF CAYMAN, LTD., BLACKROCK MD PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK MD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK MSV PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR CAYMAN LTD., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR CAYMAN LTD., BLACKROCK PRIVATE EQUITY IMPACT CAPITAL HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 HOLDINGS (CAYMAN) LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 AGGREGATOR (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025, L.P., BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV (CAYMAN), L.P., BLACKROCK PRIVATE OPPORTUNITIES FUND IV (EMPLOYEES), L.P., BLACKROCK PRIVATE OPPORTUNITIES FUND IV FEEDER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV MASTER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV, L.P., BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - B INTERMEDIARY (CAYMAN) LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - B LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY SCSP, BLK2018 CORE PRIVATE EQUITY FEEDER FUND, L.P., BLK2018 CORE PRIVATE EQUITY FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FUND, L.P., BLK2021 CORE PRIVATE EQUITY FEEDER FUND, L.P., BLK2021 CORE PRIVATE EQUITY FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FUND, L.P., BR POF IV CAYMAN MASTER FUND, L.P., BR/ERB CO-INVESTMENT FUND II, L.P., BV PE OPPORTUNITIES CAYMAN MASTER FUND, LTD., BV PE OPPORTUNITIES FEEDER FUND SCSP, BV PE OPPORTUNITIES MASTER FUND SCSP, CLIMATE TRANSITION-ORIENTED PRIVATE DEBT USPC LP, COIN PRIVATE OPPORTUNITIES, L.P., ERB TACTICAL OPPORTUNITIES, L.P., FAI BLACKROCK SUSTAINABLE PRIVATE MARKETS PEP HOLDCO LTD., FM GLOBAL CAYMAN, LTD., FM GLOBAL INVESTMENT PARTNERS, L.P., GLOBAL ALTERNATIVES PROGRAM I PE, LP, GLOBAL ALTERNATIVES PROGRAM II PE, LP, GILDI LIFEYRISSJODUR (GILDI PENSION FUND), GILDI LIFEYRISSJODUR II (GILDI PENSION FUND), HEATHROW FOREST OPPORTUNITIES FUND, L.P., HIGH CEDAR

DIRECT FUND, L.P., HIGH CEDAR FEEDER, L.P., HIGH CEDAR MASTER CAYMAN, LTD., HIGH CEDAR MASTER, L.P., HIGH ROCK DIRECT FUND, L.P., HIGH ROCK FEEDER, L.P., HIGH ROCK MASTER, L.P., HIGH STREET FEEDER, L.P., HIGH STREET FUND, L.P., LINCOLN PENSION PRIVATE EQUITY BR, L.P., MARKWOOD CO INVESTMENT FUND 1, L.P., MB BLACKROCK HOLDINGS SCSP, MEDIOBANCA BLACKROCK MASTER FUND SCSP, MOUNTAIN RESEARCH FUND – PRIVATE EQUITY, L.P., MUTUAL OF OMAHA OF CAYMAN, LTD., MUTUAL OF OMAHA OPPORTUNITIES FUND, L.P., NDSIB PRIVATE OPPORTUNITIES FUND, L.P., NMERB SIERRA BLANCA FUND, L.P., OV PRIVATE OPPORTUNITIES, L.P., PEP ASGA FEEDER L.P., PEP ASGA MASTER CAYMAN, LTD., PEP ASGA MASTER L.P., PEP TELLCO INVESTMENTS 1 CAYMAN, LTD., PEP TELLCO INVESTMENTS 1, L.P., PMH SPV AMBER LP, PMH SPV AMBER B LP, PMH SPV BASALT LP, PMH SPV EMERALD LP, PMH SPV GARNET LP, PMH SPV PEARL LP, PMH SPV PEARL – B LP, PMH SPV RADAR HOLDINGS LP, PMH SPV SAPPHIRE LP, PMH II SPV BELLFLOWER LP, PMH II SPV BELLFLOWER HOLDINGS LP, BLACKROCK PRIVATE EQUITY OPPORTUNITIES ELTIF, PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP, PRIVATE EQUITY PARTNERS VII (DELAWARE), L.P., PRIVATE EQUITY PARTNERS VII (SCOTLAND), L.P., PRIVATE EQUITY PARTNERS VII MASTER CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII MASTER, L.P., PRIVATE EQUITY PARTNERS VII US CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII US, L.P., PRIVATE MARKET HOLDINGS LP, RED RIVER DIRECT INVESTMENT FUND III, L.P., SALAM PRIVATE OPPORTUNITIES FUND, L.P., SALAM PRIVATE OPPORTUNITIES FEEDER, L.P., SC-BR ASIA PE FEEDER FUND, L.P., SC-BR ASIA PE FUND, L.P., SONJ PRIVATE OPPORTUNITIES FUND II, L.P., SULLIVAN WAY POF CAYMAN, LTD., SULLIVAN WAY PRIVATE OPPORTUNITIES FUND, L.P., TANGO CAPITAL OPPORTUNITIES FUND, L.P., TFO ASIA PRIVATE OPPORTUNITIES FUND, L.P., THE LINCOLN NATIONAL LIFE INSURANCE COMPANY, TOPANGA OPPORTUNITIES FUND CAYMAN, LTD., TOPANGA PRIVATE OPPORTUNITIES, L.P., TOTAL ALTERNATIVES FUND – PRIVATE EQUITY LP, TOTAL ALTERNATIVES FUND – PRIVATE EQUITY (B) LP, TSCL PRIVATE MARKETS FEEDER FUND, L.P, TSCL PRIVATE MARKETS FUND, L.P., VFL CO INVEST PARTNERS, L.P., BLACKROCK FUTURE GENERATIONS PRIVATE EQUITY OPPORTUNITIES ELTIF, BLACKROCK GROWTH EQUITY FUND MASTER CAYMAN AGGREGATOR LP, BLACKROCK GROWTH EQUITY FUND MASTER CAYMAN AGGREGATOR LTD., BLACKROCK GROWTH EQUITY – VC SIDECAR (LUX) SCSP, BLACKROCK GROWTH EQUITY – VC SIDECAR (CAYMAN) LP, BLACKROCK GROWTH EQUITY – VC SIDECAR HOLDINGS (CAYMAN) LP, BLACKROCK GROWTH EQUITY – VC SIDECAR MASTER CAYMAN AGGREGATOR LP, BLACKROCK GROWTH EQUITY – VC SIDECAR MASTER CAYMAN AGGREGATOR LTD, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN AGGREGATOR LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN AGGREGATOR LTD., BLACKROCK PRIVATE EQUITY PRIMARIES 2024 (LUX) SCSP, BLACKROCK PRIVATE EQUITY PRIMARIES 2024 AGGREGATOR (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V MASTER CAYMAN AGGREGATOR LP, BLK2022 CORE PRIVATE EQUITY FUND, L.P., BLK2022 CORE PRIVATE EQUITY FEEDER FUND, L.P., FUTURE GENERATIONS PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP, BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, SERIES 1, BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, SERIES 2

50 Hudson Yards
New York, New York 10001

BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES CAYMAN MASTER LTD., BLACKROCK ALTERNATIVE FUNDS S.C.A., SICAV-RAIF – BLACKROCK PRIVATE EQUITY IMPACT OPPORTUNITIES ELTIF, BLACKROCK ALTERNATIVE FUNDS II ELTIF, SICAV – BLACKROCK PRIVATE EQUITY ELTIF, BLACKROCK FLORIDA CAYMAN, L.P., BLACKROCK MCKINNEY OPPORTUNITIES FUND, L.P., BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (CAYMAN) LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V MASTER CAYMAN AGGREGATOR LTD., BLACKROCK PRIVATE OPPORTUNITIES FUND

~~V HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B SPV LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II – B LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II – C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY II (LUX) SCSP, BR MAGNUM AGGREGATOR, LTD., NHRS PRIVATE OPPORTUNITIES FUND, L.P., TCP DLF VIII-L FUNDING, LP, PMH HOLDCO II LP, PMH HOLDCO LP, PMH II SPV-MINT LP, PMH NEWCO II LLC, PRIVATE EQUITY IMPACT OPPORTUNITIES HOLDINGS SCSP, PRIVATE MARKET HOLDINGS – C, LLC, PRIVATE MARKET HOLDINGS II LLC, SLS II – C HOLDCO LP, SLS II – C HOLDINGS LLC, SLS II – C NEWCO LLC, TSCL PRIVATE MARKETS CAYMAN FUND LTD., ASHLAND PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK GROWTH EQUITY FUND DELAWARE HOLDINGS LP, BLACKROCK GROWTH EQUITY – VC SIDECAR LP, BLACKROCK GROWTH EQUITY – VC SIDECAR DELAWARE HOLDINGS LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL DELAWARE HOLDINGS LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2024 LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V DELAWARE HOLDINGS LP, SONJ PRIVATE OPPORTUNITIES FUND III, L.P.~~

~~1 University Square Drive~~

~~Princeton, NJ 08540~~

~~BLACKROCK TCP CAPITAL CORP., BCIC MERGER SUB, LLC, SPECIAL VALUE CONTINUATION PARTNERS LLC, TCPC FUNDING I, LLC, TCPC FUNDING II, LLC, TCPC SBIC, LP, TCPC SBIC GP, LLC, TENNENBAUM CAPITAL PARTNERS, LLC, SVOF/MM, LLC~~

~~TENNENBAUM OPPORTUNITIES PARTNERS V, LP, TENNENBAUM OPPORTUNITIES FUND V, LLC, TENNENBAUM HEARTLAND CO-INVEST, LP, SEB DIP INVESTOR, LP, TCP DIRECT LENDING FUND VIII-S, LLC, TCP DIRECT LENDING FUND VIII-T, LLC, TCP DLF VIII FEEDER ICAV, TCP DLF VIII ICAV, TCP DLF VIII 2018 CLO LLC, TCP ENHANCED YIELD FUNDING I, LLC, TCP RAINIER, LLC, TCP DIRECT LENDING FUND VIII, LLC, TCP DIRECT LENDING FUND VIII-L, LLC, TCP DIRECT LENDING FUND VIII-N, LLC, TCP DIRECT LENDING FUND VIII-A, LLC, TENNENBAUM ENERGY OPPORTUNITIES CO., LLC, TENNENBAUM ENERGY OPPORTUNITIES FUND, LP, TENNENBAUM ENHANCED YIELD FUND I, LLC, TENNENBAUM OPPORTUNITIES FUND VI, LLC, TCP WATERMAN FUND, LP., TENNENBAUM SENIOR LOAN FUND III, LP, TENNENBAUM SENIOR LOAN FUNDING III, LLC, TENNENBAUM SENIOR LOAN FUND IV-A, LP, TENNENBAUM SENIOR LOAN FUND IV-B, LP, TENNENBAUM SPECIAL SITUATIONS FUND IX, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P., TENNENBAUM SENIOR LOAN FUND II, LP, TENNENBAUM SENIOR LOAN FUND V, LLC, TENNENBAUM ENHANCED YIELD OPERATING I, LLC, TCP WATERMAN CLO, LLC, TCP WHITNEY CLO, LLC, TCP WHITNEY CLO, LTD, TENNENBAUM SENIOR LOAN OPERATING III, LLC, TENNENBAUM SENIOR LOAN SPV IV-A, LLC, BLACKROCK ELBERT CLO V, LTD., BLACKROCK DLF IX 2019 CLO, LLC, BLACKROCK DLF IX 2019-G CLO, LLC, BLACKROCK DLF IX 2020-1 CLO, LLC, BLACKROCK LISI CREDIT FUND, LP, TENNENBAUM DIP OPPORTUNITY FEEDER, LP, ABR USPC HOLDINGS I, LTD., ABR USPC HOLDINGS II, LTD., BLACKROCK BAKER CLO 2021-1, LTD, BLACKROCK BAKER CLO VIII, LLC, BLACKROCK DIRECT LENDING FEEDER IX-L, LP, BLACKROCK DIRECT LENDING FEEDER IX-U, LP, BLACKROCK DIRECT LENDING FUND IX-U (LUXEMBOURG) SCSP, BLACKROCK DIRECT LENDING FUND X-U (LUXEMBOURG) SCSP, BLACKROCK DLF IX CLO 2021-1, LLC, BLACKROCK DLF IX CLO 2021-2, LLC, BLACKROCK DLF IX FEEDER ICAV – BLACKROCK DIRECT LENDING FEEDER FUND IX-L (IRELAND), BLACKROCK DLF IX FEEDER ICAV – BLACKROCK DIRECT LENDING FEEDER FUND IX-U (IRELAND), BLACKROCK DLF IX ICAV – BLACKROCK DIRECT LENDING FUND IX-L (IRELAND), BLACKROCK DLF IX ICAV – BLACKROCK DIRECT LENDING FUND IX-U (IRELAND), BLACKROCK DLF X CLO 2022-1, LLC, BLACKROCK DLF IX-L CLO, LP, BLACKROCK ELBERT CLO V, LLC, BLACKROCK RAINIER CLO VI, LTD, BLACKROCK SAPPHIRE POF, L.P., BLACKROCK SHARI'A PRIVATE OPPORTUNITIES~~

FUND, LP, BLACKROCK SHARI'A PRIVATE OPPORTUNITIES FUND HOLDINGS, LP, BLACKROCK SHASTA CLO XIV, LLC, BLACKROCK SHASTA CLO XIII, LLC, BLACKROCK SHASTA SENIOR LOAN FUND VII, LLC, BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LP, BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LTD., BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US, LTD (CLASS), BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US II LTD, DLF IX-L FUNDING, LP, OLYMPIA HOLDINGS I, LTD., TCP DLF VIII-S FUNDING, LLC, TCP DLF VIII-T FUNDING, LLC

2951 28th Street, Suite 1000
Santa Monica, California 90405

MIDDLE MARKET SENIOR MASTER FUND S.À.R.L.

35a, avenue J.F. Kennedy L-1855

Luxembourg, Grand Duchy of Luxembourg

TENNENBAUM SPECIAL SITUATIONS IX-C, L.P.,
TENNENBAUM SPECIAL SITUATIONS IX-O, L.P.

190 Elgin Avenue
George Town, Grand Cayman, KY1-9005, Cayman Islands

TCP DIRECT LENDING FUND VIII – L (IRELAND),
TCP DIRECT LENDING FUND VIII – U (IRELAND)

76 Lower Baggot Street
Dublin 2, Ireland

BLACKROCK DIRECT LENDING FUND IX-U (IRELAND),
BLACKROCK DIRECT LENDING FUND IX-L (IRELAND)

200 Capital Dock, 79 Sir John Rogerson's Quay
Dublin 2, D02 RK57, Ireland

All Communications, Notices and Orders to:

Diana Huffman General Counsel BlackRock Private Credit Fund 50 Hudson Yards New York, New York 10001 (212) 810-5800 GroupBCIALCSupport@blackrock.com	Laurence D. Paredes Managing Director BlackRock Capital Investment Advisors, LLC 50 Hudson Yards New York, New York 10001 (212) 810-5800	Erik Cuellar Director Tennenbaum Capital Partners, LLC 2951 28th Street, Suite 1000 Santa Monica, California 90405 (310) 566-1000

Kara Fricke, Esq.
Morgan Stanley Investment Management Inc.
1633 Broadway
New York, NY 10019
Tel: 212-537-1805

Copies to:

~~Ryan P. Brizek~~
~~Simpson Thacher & Bartlett LLP~~
~~900 G Street, NW~~
~~Washington, D.C. 20001~~
~~(202) 636-5500~~

~~Michael Hoffman~~
~~Skadden, Arps, Slate, Meagher & Flom LLP~~
~~One Manhattan West~~
~~New York, New York 10019~~
~~(212) 735-3000~~

~~Margery K. Neale, Esq.~~
~~Willkie Farr & Gallagher LLP~~
~~787 Seventh Avenue~~
~~New York, New York 10019~~
~~(212) 728-8000~~

Rajib Chanda
Nathan Briggs
Matthew C. Micklavzina
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001
(202) 636-5500
Rajib.Chanda@stblaw.com
Nathan.Briggs@stblaw.com
Matthew.Micklavzina@stblaw.com

~~April 7~~July 9, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF **AIP PRIVATE EQUITY OPPORTUNITIES FUND I A LP; NORTH HAVEN PRIVATE ASSETS FUND; MORGAN STANLEY AIP GP LP; 1GT EUROPE (LUX) SARL; 1GT FUND LP; 1GT SPLITTER (LUX) LP; 1GT FUND (LUX) SCSP; ASHBRIDGE ANNEX FUND I LP; ATSF II AGGREGATOR (DELAWARE I), LP; ATSF II AGGREGATOR (DELAWARE II), LP; ATSF II AGGREGATOR (ONTARIO), LP; BLACK THUNDER OPPORTUNITIES FUND LP; BRANDON LANE PARTNERS FUND LP; BRPE OPPORTUNITIES FUND LP; DR INVESTMENT FUND LP; GENDER EQUITY FUND LP; HIF I LP; LM FUND LP; LOR FOUNDATION FUND INC; NORTH HAVEN ASHBRIDGE CO-INVESTMENT OPPORTUNITY A LP; NORTH HAVEN ASHBRIDGE CO-INVESTMENT OPPORTUNITY B LP; NORTH HAVEN VENTURE CAPITAL OPPORTUNITIES FUND I LP; NPS PARTNERS (NORTH AMERICA) III AIV LP; NPS PARTNERS (NORTH AMERICA) III LP; PATTESON WEALTH PRIVATE ACCESS BELLEFONT FUND I LP; PATTESON WEALTH PRIVATE ACCESS BLACKBERRY FUND I LP; PATTESON WEALTH PRIVATE ACCESS FUND I LP; PECO III AGGREGATOR LP; PRIVATE EQUITY CO-INVESTMENT OPPORTUNITIES FUND II LP; PRIVATE EQUITY MANAGERS II (PLATH) LP; SEEDLING PE FUND I LP; VNL LP; WBPE FUND II AIV LP; WBPE FUND II LP; WBRA FUND I MASTER LP** **100 FRONT STREET, SUITE 700** **PHILADELPHIA, PENNSYLVANIA 19428-2881** **File No. 812-**	**:** **:**	**APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940**

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the "***Order***") of the U.S. Securities and Exchange Commission (the "***SEC***" or "***Commission***") under Section 57(i) of the Investment Company Act of 1940, as amended (the "***1940 Act***"),[1] and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on ~~February 26~~April 22, ~~2025~~2020 (the "***Prior Order***")[2] that was granted pursuant to Sections ~~57~~17(~~a)(4), 57(i~~d) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

- ~~BlackRock Credit Strategies~~AIP Private Equity Opportunities Fund ~~("*BCSF*")~~I A LP, a closed-end ~~non-diversified~~ management investment company registered under the 1940 Act ("***AIP Private Markets Fund***");

- ~~CREDX Subsidiary, LLC ("*CREDX Subsidiary*"), a Wholly-Owned Investment Sub (defined below) of BCSF;~~

- ~~BlackRock Direct Lending Corp. ("*BDLC*"), a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;~~

- ~~BlackRock Private Credit Fund ("*BPCF*"), a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;~~

- ~~BDEBT Subsidiary LLC ("*BDEBT Subsidiary*"), a Wholly-Owned Investment Sub of BPCF;~~

- ~~BlackRock Private Credit Fund Leverage I, LLC ("*BPCFL Subsidiary*"), a Wholly-Owned Investment Sub of BPCF;~~

- ~~BlackRock~~North Haven Private ~~Investments~~Assets Fund ~~("*BPIF*")~~, a closed-end ~~non-diversified~~ management investment company registered under the 1940 Act~~;~~ ("***NHPAF***")

- ~~BPIF Subsidiary, LLC ("*BPIF Subsidiary*"), a Wholly-Owned Investment Sub of BPIF;~~

- ~~Cayman Private Investments Fund, Ltd. ("*CPIF Subsidiary*"), a Wholly-Owned Investment Sub of BPIF;~~

- ~~BlackRock TCP Capital Corp. ("*TCPC*"~~ and, together with ~~BCSF, BDLC, BPCF and BPIF~~AIP Private Markets Fund, the "***Existing Regulated Funds***")~~, a closed-end non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act~~;

- ~~Special Value Continuation Partners LLC ("*SVCP*"), a Wholly-Owned Investment Sub of TCPC, TCPC Funding I, LLC ("*TCPC Funding*"), TCPC Funding II, LLC ("*TCPC Funding II*"), TCPC SBIC, LP ("*TCPC SBIC*"), TCPC SBIC GP, LLC ("*TCPC SBIC GP*") and BCIC Merger Sub, LLC ("*BCIC Merger Sub*"), each of which is an indirect Wholly-Owned Investment Sub of TCPC;~~

---

[1] Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2] ~~BlackRock Credit Strategies~~AIP Private Equity Opportunities Fund I A LP, et al.~~,~~ (File No. ~~812-15475-217) Investment Company Act Rel. Nos. 35461 (January 29, 2025) (notice) and 35479 (February 26, 2025~~812-15047), Release No. IC-33818 (March 16, 2020) (notice), Release No. IC-33850 (April 22, 2020) (order).

- ~~BlackRock Capital Investment Advisors, LLC ("*BlackRock Capital Advisor*"), an investment adviser~~ registered ~~under the Investment Advisers Act of 1940 (the "*Advisers Act*"), and its successors;³~~

- ~~Tennenbaum Capital Partners, LLC ("*TCP*"), an~~ Morgan Stanley AIP GP LP, the investment adviser ~~registered under the Advisers Act, and its successors~~ to the Existing Regulated Funds ("*MSAIP*");

- ~~SVOF/MM, LLC ("*SVOF/MM,*" and, together with BlackRock Capital Advisor and TCP, the "Existing Advisers"), an investment adviser registered under the Advisers Act, and its successors;~~

- ~~Any Existing Adviser that acts in a principal capacity or any other affiliate of an Existing Adviser identified in Appendix A, that, from time to time, will hold various financial assets in a principal capacity and intends to participate in Co-Investment Transactions (the "*Existing Proprietary Accounts*"); and~~

- ~~The i~~Investment ~~vehicles identified~~funds set forth in Appendix A hereto, each of which is ~~a separate and distinct legal entity and would be an~~ an entity whose investment adviser is MSAIP and that would be an "investment company" but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the "*Existing Affiliated Funds*" and, ~~together~~collectively with the Existing Regulated Funds~~, the Existing Advisers, CREDX Subsidiary, BDEBT Subsidiary, BPCFL Subsidiary, BPIF Subsidiary, CPIF Subsidiary, SVCP, TCPC Funding, TCPC Funding II, TCPC SBIC, TCPC SBIC GP, BCIC Merger Sub and the Existing Proprietary Accounts~~ and MSAIP, the "*Applicants*").⁴³

---

³ ~~The term "*successor*" means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.~~

⁴³ All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the "***Application***") would allow a Regulated Fund[~~5~~4] and one or more Affiliated Entities[~~6~~5] to engage in Co-Investment Transactions[~~7~~6] subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as "***Participants***."[~~8~~7] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[~~9~~8]

II. GENERAL DESCRIPTION OF THE APPLICANTS

~~BlackRock, Inc. is not a registered investment adviser, does not currently expect to be an investment adviser in the future, and will not be the source of any Co-Investment Transactions under the requested Order. As a result, BlackRock Inc. has not been included as an Applicant.~~

A. ~~*BlackRock Credit Strategies*~~AIP Private Markets Fund ~~*and CREDX Subsidiary*~~

[~~5~~4] "***Regulated Fund***" means the Existing Regulated Funds and any Future Regulated Funds. "***Future Regulated Fund***" means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "***Wholly-Owned Investment Sub***" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "***Joint Venture***" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "***BDC Downstream Fund***" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

[~~6~~5] "***Affiliated Entity***" means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[~~7~~6] "***Co-Investment Transaction***" means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[~~8~~7] "***Adviser***" means ~~the Existing Advisers,~~MSAIP and any other investment adviser controlling, controlled by, or under common control with ~~the Existing Advisers~~MSAIP. The term "Adviser" also includes any internally-managed Regulated Fund.

[~~9~~8] *See, e.g.*, Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

AIP Private Markets Fund was organized as a Delaware limited partnership on April 10, 2019. AIP Private Markets Fund is a non-diversified, closed-end management investment company registered under the 1940 Act. In addition, AIP Private Markets Fund intends to be treated as a partnership for tax purposes under the Internal Revenue Code of 1986, as amended (the "*Code*"). AIP Private Markets Fund's investment objective is to pursue strategies focused on investing in a portfolio of professionally managed private equity funds and select direct investments in portfolio companies. AIP Private Markets Fund's principal place of business is 100 Front Street, Suite 700, West Conshohocken, PA 19428.

AIP Private Markets Fund has a ten-member board (the "*AIP Private Markets Fund Board*"), each of whom is not an "interested" person of AIP Private Markets Fund within the meaning of Section 2(a)(19) of the 1940 Act.[9]

BCSF is organized as a statutory trust under the laws of Delaware. BCSF was organized as a Delaware statutory trust on August 27, 2018, pursuant to a Certificate of Trust, governed by the laws of the State of Delaware. BCSF is registered as a non-diversified, closed-end management investment company under the 1940 Act. CREDX Subsidiary is a limited liability company under the laws of the State of Delaware and a wholly-owned subsidiary of BCSF.

BCSF's investment objective is to seek to provide high income and attractive risk-adjusted returns. Under normal conditions, BCSF intends to invest at least 80% of its Managed Assets[10] in fixed-income securities, with an emphasis on public and private corporate credit.

BCSF invests across multiple credit sectors and employs multiple strategies. As part of its strategy, BCSF seeks to invest in select less liquid or illiquid private credit investments, generally to corporate borrowers that its investment adviser believes present the potential for higher yield and capital appreciation versus more liquid portions of its portfolio. BCSF invests without limit in fixed-income securities across several investment sectors, including, but not limited to: fixed-income securities rated below investment grade (commonly referred to as "high yield" securities or "junk bonds"), investment grade corporate bonds, fixed-income securities issued by governmental entities (including supranational entities), their agencies and instrumentalities, mezzanine investments, collateralized loan obligations, bank loans, mortgage-related and asset-backed securities and other fixed and floating or variable rate obligations. BCSF invests in such fixed-income securities of issuers located in the United States and non-U.S. countries, including emerging market countries.

BlackRock Capital Advisor serves as one of BCSF's sub-advisers and is responsible for the day-to-day management of the applicable portion of BCSF's portfolio.

BCSF is overseen by a board of trustees currently comprised of five trustees, four of whom are not "interested" persons of BCSF within the meaning of Section 2(a)(19) of the 1940 Act (the "*BCSF Board*").[11] BCSF has elected and qualified for federal income tax purposes as a regulated investment company ("*RIC*") under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the "*Code*").

B.   *BlackRock Direct Lending Corp.* NHPAF

BDLC is a Delaware corporation NHPAF was organized as a Delaware statutory trust on July 22, 2024. NHPAF is a non-diversified, closed-end management investment company that has elected to be regulated as a BDC registered under Section 54(a) of the 1940 Act. BDLC was organized on October 12, 2020 and gave notice of

---

[9] The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

[10] "Managed Assets" means the total assets of BCSF (including any assets attributable to money borrowed for investment purposes) minus the sum of BCSF's accrued liabilities (other than money borrowed for investment purposes).

[11] The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

its intent to be regulated as a BDC by filing a Form N-54A with the Commission on October 12, 2020. In addition, NHPAF intends to qualify annually as a regulated investment company under Sub-Chapter M of the Code. NHPAF's investment objective is to seek to provide long-term capital appreciation through a highly curated portfolio of primarily private equity and other private assets actively managed by third-party managers. NHPAF's principal place of business is 100 Front Street, Suite 700, West Conshohocken, PA 19428.

BDLC's investment objective is to target high risk-adjusted returns produced primarily from current income generated by investing primarily in senior secured corporate debt instruments. BDLC will primarily target investments in companies headquartered in North America but will have the ability to invest in compelling opportunities in other jurisdictions. BDLC will invest in privately-originated, performing senior secured debt primarily in North America-based companies with target enterprise values between $100 million and $1.5 billion. BDLC expects to hold positions in first lien, second lien and unitranche debt, with a preference for floating-rate debt, which its Adviser, BlackRock Capital Advisor, believes provides flexibility to adapt to changing market conditions.

BlackRock Capital Advisor serves as BDLC's investment adviser and is responsible for the day-to-day management of BDLC's portfolio.

BDLC has elected to be treated as a RIC under Subchapter M of the Code, and intends to operate in a manner so as to qualify for the tax treatment applicable to RICs. BDLC is overseen by a board currently comprised of five directors, three of whom are not "interested" persons of BDLC within the meaning of Section 2(a)(19) of the 1940 Act (the "**_BDLC Board_**").

C.   *BlackRock Private Credit Fund, BDEBT Subsidiary, and BPCFL Subsidiary*

BPCF is a closed-end management investment company organized as a Delaware statutory trust that has elected to be regulated as a BDC under Section 54(a) of the 1940 Act. BPCF was organized on December 23, 2021 and gave notice of its intent to be regulated as a BDC by filing a Form N-54A with the Commission on May 2, 2022. BPCF commenced operations on June 1, 2022 and commenced selling shares to third parties on September 1, 2022. Each of BDEBT Subsidiary and BPCFL Subsidiary is a limited liability company under the laws of the State of Delaware and a wholly-owned subsidiary of BPCF.

BPCF's investment objective is to target high risk-adjusted returns produced primarily from current income generated by investing primarily in directly originated, senior secured corporate debt instruments. BPCF will primarily target investments in companies headquartered in North America but will have the ability to invest in compelling opportunities in other jurisdictions. BPCF will invest in privately-originated, performing senior secured debt primarily in North America-based companies with target enterprise values between $100 million and $2.5 billion. BPCF expects to hold positions in first lien, second lien and unitranche debt, with a preference for floating-rate debt, which its Adviser, BlackRock Capital Advisor, believes provides flexibility to adapt to changing market conditions.

BlackRock Capital Advisor serves as BPCF's investment adviser and is responsible for the day-to-day management of the applicable portion of BPCF's portfolio.

BPCF has elected to be treated as a RIC under Subchapter M of the Code, and intends to operate in a manner so as to qualify for the tax treatment applicable to RICs. BPCF is overseen by a board currently comprised of five trustees, three of whom are not "interested" persons of BPCF within the meaning of Section 2(a)(19) of the 1940 Act (the "**_BPCF Board_**").

D.   *BlackRock Private Investments Fund, BPIF Subsidiary, and CPIF Subsidiary*

BPIF is organized as a statutory trust under the laws of the State of Delaware. BPIF was organized as a Delaware statutory trust on June 25, 2020, pursuant to a Certificate of Trust, governed by the laws of the State of Delaware. BPIF is registered as a non-diversified, closed-end management investment company under the 1940 Act. BPIF Subsidiary is a limited liability company under the laws of the State of Delaware and a wholly-owned subsidiary of BPIF. CPIF Subsidiary is a Cayman Islands exempted company and a wholly-owned subsidiary of BPIF.

~~BPIF's investment objective is to seek long-term capital appreciation and to provide attractive risk-adjusted returns primarily through an actively-managed portfolio that provides eligible investors with targeted exposure to private equity investments. Under normal circumstances, BPIF will invest (which for this purpose includes capital commitments) at least 80% of its managed assets in private investments. In seeking to achieve its investment objective, under normal circumstances, BPIF primarily will invest over time in privately offered equity securities of operating companies and interests in professionally managed private equity funds. BPIF will also invest a portion of its managed assets in a portfolio of cash and cash equivalents, liquid fixed-income securities and other credit instruments, publicly-traded equity securities, exchange-traded funds and exchange-traded and over-the-counter derivative instruments.~~

~~BlackRock Capital Advisor serves as BPIF's sub-adviser and is responsible for the day-to-day management of the applicable portion of BPIF's portfolio.~~

~~BPIF is overseen by a board of trustees currently comprised of five trustees, four~~ NHPAF has a three-member board (the "*NHPAF Board*" and, together with the AIP Private Markets Fund Board and the board of directors or trustees of any Future Regulated Fund, the "*Board*"), two of whom are not "interested" persons of ~~BPIF~~NHPAF within the meaning of Section 2(a)(19) of the 1940 Act ~~(the "*BPIF Board*"). BPIF has elected and qualified for federal income tax purposes as a RIC under Subchapter M of the Code.~~.

C.   MSAIP

E.   ~~TCPC, SVCP, TCPC Funding, TCPC Funding II, TCPC SBIC, TCPC SBIC GP, and BCIC Merger Sub~~

~~TCPC is a BDC incorporated in Delaware and its common stock is traded on The NASDAQ Global Select Market under the symbol "TCPC." SVCP is a wholly-owned subsidiary of TCPC. SVCP is a limited liability company under the laws of the State of Delaware. SVCP elected to be regulated as a BDC at the same time as TCPC; however, pursuant to approval from TCPC's stockholders, withdrew its election to be regulated as a BDC on August 1, 2018. Each of TCPC Funding and TCPC Funding II was formed as a limited liability company under the laws of the State of Delaware and is an indirect wholly-owned subsidiary of TCPC. BCIC Merger Sub is a Delaware limited liability company and a wholly-owned subsidiary of SVCP.~~

~~TCPC's investment objective is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection. It seeks to achieve this investment objective primarily through investments in debt securities of middle-market companies and its primary investment focus is investing in and originating leveraged loans to performing middle-market companies, which it typically defines as those with enterprise values between $100 million and $1.5 billion. While TCPC primarily focuses on privately negotiated investments in debt of middle-market companies, it makes investments of all kinds and at all levels of the capital structure, including in equity interests such as preferred or common stock and warrants or options received in connection with its debt investments.~~

~~TCPC has qualified and elected to be treated as a RIC under Subchapter M of the Code and intends to continue to qualify as a RIC in the future.~~

~~TCPC's business and affairs are managed under the direction of its Board. TCPC's board is currently comprised of seven members, five of whom are not "interested" persons of TCPC within the meaning of Section 2(a)(19) of the 1940 Act (the "*TCPC Board*" and, together with the BCSF Board, the BDLC Board, the BPCF Board, the BPIF Board and the board of directors or trustees of any Future Regulated Fund, the "*Board*").~~

~~TCPC has entered into an investment management agreement (the "*TCPC Management Agreement*") with TCP, under which TCP, subject to the overall supervision of TCPC's Board, manages the day-to-day operations of, and provides investment advisory services to, TCPC. Series H of SVOF/MM serves as TCPC's administrator pursuant to an administration agreement (the "*TCPC Administration Agreement*").~~

~~TCPC SBIC was organized as~~MSAIP is a limited partnership formed under the laws of the ~~s~~State of Delaware ~~on June 12, 2013, and submitted an application for a license to operate as an SBIC under the SBA Act with the SBA on June 28, 2013 and the application was accepted for filing on July 23, 2013 (the "*SBIC~~

Application"). TCPC SBIC has the same investment objective and strategies as TCPC, as summarized above. TCPC SBIC is an SBIC Subsidiary.[12] and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "*Advisers Act*"). MSAIP serves as the investment adviser to the Existing Regulated Funds. MSAIP is an indirect, wholly-owned subsidiary of Morgan Stanley ("*Morgan Stanley*") and provides investment advisory services to certain Morgan Stanley closed-end funds that are registered under the 1940 Act.

On April 17, 2014, TCPC SBIC received an SBIC license from the SBA. As a result, TCPC now has the ability to issue, through TCPC SBIC, debentures guaranteed by the SBA at favorable interest rates. TCPC SBIC is not registered under the 1940 Act based on the exclusion from the definition of investment company contained in Section 3(c)(7). SVCP directly owns a 100% limited partnership interest in TCPC SBIC.

TCPC SBIC GP was organized as a limited liability company under the laws of the state of Delaware on June 12, 2013, and is a wholly-owned subsidiary of SVCP, which is the sole member of the TCPC SBIC GP. TCPC SBIC GP is the sole general partner of TCPC SBIC.

TCPC effectively controls TCPC SBIC because TCPC SBIC GP is a wholly-owned subsidiary of SVCP. TCPC's Board may remove the managers of TCPC SBIC GP with or without cause, subject to SBA approval. Moreover, SVCP owns all of the limited partnership interests of TCPC SBIC, and believes that its oversight of TCPC SBIC is appropriate to protect TCPC's interests. Accordingly, TCPC's Board effectively has the power to exercise authority and provide oversight with respect to TCPC SBIC and will in fact exercise such authority and provide such oversight.

Subject to the overall supervision of the TCPC Board, TCP serves as the investment adviser to TCPC SBIC pursuant to a management services agreement dated as of February 20, 2014 (as amended and re-approved from time to time by TCPC's Board, the "*SBIC Management Services Agreement*," and together with the TCPC Management Agreement, the "*TCP Management Agreements*").

On February 7, 2014, TCPC, SVCP, TCPC SBIC, TCPC SBIC GP and TCP filed an application with the Commission for an order pursuant to Section 6(c) granting exemptions from Sections 18(a) and 61(a). On July 13, 2015, the Commission issued an order (the "*SBIC Order*")[13] permitting TCPC to adhere to a modified asset coverage requirement under Section 61 with respect to any direct or indirect wholly-owned subsidiary of TCPC that is an SBIC and relies on Section 3(c)(7) for an exemption from the definition of an "investment company" under the 1940 Act.

On March 18, 2024, TCPC completed its previously announced acquisition of BlackRock Capital Investment Corporation, a Delaware corporation that was a closed-end fund that had elected to be regulated as a BDC ("*BCIC*"). Pursuant to approval from BCIC's stockholders, BCIC was merged with and into BCIC Merger Sub, with BCIC Merger Sub continuing as the surviving company and as a wholly-owned subsidiary of SVCP.

F.   BlackRock Capital Advisor

BlackRock Capital Advisor is an indirect wholly-owned subsidiary of BlackRock, Inc., which is a New York based global investment management firm. BlackRock Capital Advisor is a Delaware limited liability company and an investment adviser that is registered with the Commission under the Advisers Act. BlackRock Capital Advisor serves as investment adviser to BPCF and BDLC and sub-adviser to BCSF and BPIF. BlackRock Capital Advisor serves as the investment adviser to certain Existing Affiliated Funds. BlackRock Capital Advisor manages each of BPCF's and BDLC's portfolio in accordance with such fund's investment objectives and strategies. BlackRock Capital Advisor makes investment decisions for BPCF and BDLC, including placing purchase and sale

---

[12] "*SBIC Subsidiary*" means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the "*SBA*") to operate under the Small Business Investment Act of 1958, as amended (the "*SBA Act*") as a small business investment company (an "*SBIC*").

[13] *TCP Capital Corp., et al.*, Investment Company Act Release Nos. 31670 (June 15, 2015) (notice) and 31712 (July 13, 2015) (order).

orders for portfolio transactions and otherwise managing the day-to-day operations of BPCF and BDLC, subject to the oversight of BPCF's and BDLC's respective Board.

G. *Tennenbaum Capital Partners, LLC*

TCP is a wholly-owned subsidiary of BlackRock Capital Advisor. TCP, a Delaware limited liability company registered under the Advisers Act, serves as the investment adviser to TCPC pursuant to the TCPC Management Agreement and TCPC SBIC pursuant to the SBIC Management Services Agreement. TCP also serves as investment adviser to certain Existing Affiliated Funds. Subject to the overall supervision of the TCPC Board, TCP manages the day-to-day operations of, and provides investment advisory and management services to, such funds. Under the terms of the TCP Management Agreements, TCP determines the composition of each fund's portfolio, the nature and timing of the changes to each fund's portfolio, and the manner of implementing such changes; identifies, evaluates, and negotiates the structure of the investments each fund makes (including performing due diligence on each fund's prospective portfolio companies); closes, monitors and, when and where applicable, restructures the investments each fund makes; and determines the investments and other assets that each fund purchases, retains, or sells.

H. *SVOF/MM, LLC*

SVOF/MM is a controlled subsidiary of TCP, which is a wholly-owned subsidiary of BlackRock Capital Advisor. SVOF/MM is an investment adviser registered under the Advisers Act. Pursuant to the TCPC Administration Agreement, Series H of SVOF/MM furnishes TCPC with the facilities and administrative services necessary to conduct its day-to-day operations, including equipment, clerical, bookkeeping and recordkeeping services at such facilities. In addition, Series H of SVOF/MM assists TCPC in connection with the determination and publishing of TCPC's net asset value, the preparation and filing of tax returns and the printing and dissemination of reports to TCPC's stockholders. Certain classes and series of SVOF/MM also serve as managing member, sub-adviser and/or investment adviser to certain Existing Affiliated Funds.

*I*D. The Existing Affiliated Funds *and Existing Proprietary Account*

Each Existing Affiliated Fund is an entity whose investment adviser is MSAIP and that would be an "investment company" but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.[10] A complete list of the Existing Affiliated Funds is included in Appendix A.

TCP is the investment adviser to 39 of the Existing Affiliated Funds, Series I of SVOF/MM is the investment adviser to 2 of the Existing Affiliated Funds and BlackRock Capital Advisor is the investment adviser to 263 of the Existing Affiliated Funds. Series I of SVOF/MM also serves as sub-adviser to one Existing Affiliated Fund for which TCP is the investment adviser. A complete list of the Existing Affiliated Funds is included in Appendix A.

The Existing Proprietary Account will, from time to time, hold various financial assets in a principal capacity. BlackRock, Inc. and its affiliates have various business lines that they may operate through wholly- or majority-owned subsidiaries, and the subsidiary entity that exists and currently intends to participate in the proposed Co-Investment Program has been included as an Applicant herein. The Existing Proprietary Account is included in Appendix A.

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the

---

[10] In the future, the Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

"***Conditions***"), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.   Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is "a joint or a joint and several participant with such person" in contravention of such rules as the SEC may prescribe "for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant."

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any "joint enterprise or other joint arrangement or profit-sharing plan"[~~14~~11] in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company ("***BDC***") in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.   Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ~~BlackRock Capital Advisor is wholly owned by BlackRock, Inc., SVOF/MM is a controlled subsidiary of TCP and TCP is wholly owned by BlackRock Capital Advisor, and thus each of the Existing Advisers are affiliated persons of each other.~~MSAIP is majority-owned by Morgan Stanley and ~~A~~accordingly, with respect to ~~the Existing Advisers,~~MSAIP and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ~~the Existing Advisers~~MSAIP and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would

---

[~~14~~11] Rule 17d-1(c) defines a "[j]oint enterprise or other joint arrangement or profit-sharing plan" to include, in relevant part, "any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking …."

be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

     C.   <u>Conditions</u>

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

     1.   <u>Same Terms</u>. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company's board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.[~~15~~12]

     2.   <u>Existing Investments in the Issuer</u>. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the "required majority," as defined in Section 57(o) of the 1940 Act,[~~16~~13] of the Regulated Fund ("**_Required Majority_**") will take the steps set forth in Section 57(f) of the 1940 Act,[~~17~~14] unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

     3.   <u>Related Expenses</u>. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.[~~18~~15]

     4.   <u>No Remuneration</u>. Any transaction fee[~~19~~16] (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the

---

[~~15~~12] Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[~~16~~13] Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[~~17~~14] Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii) the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[~~18~~15] Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[~~19~~16] Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund's participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.   Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the "**Co-Investment Policies**"). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.[20][17]

6.   Dispositions:

(a)   Prior to any Disposition[21][18] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)   Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[22][19]

7.   Board Oversight

(a)   Each Regulated Fund's directors will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

(b)   Prior to a Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

---

[20][17] The Affiliated Entities may adopt shared Co-Investment Policies.

[21][18] "**Disposition**" means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[22][19] "**Tradable Security**" means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(c) At least quarterly, each Regulated Fund's Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund's participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated Fund's participation in the co-investment program and related Co-Investment Policies or the Regulated Fund's policies and procedures approved pursuant to (b) above that a Regulated Fund's chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).[~~23~~20]

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund's size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

[~~23~~20] If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the ~~Co~~ Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the "***Existing Orders***").[2421] Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

~~Diana Huffman~~	~~Laurence D. Paredes~~	~~Erik Cuellar~~
~~General Counsel~~	~~Managing Director~~	~~Director~~
~~BlackRock Private Credit Fund~~	~~BlackRock Capital Investment~~	~~Tennenbaum Capital Partners, LLC~~
~~50 Hudson Yards~~	~~Advisors, LLC~~	~~2951 28th Street, Suite 1000~~
~~New York, New York 10001~~	~~50 Hudson Yards~~	~~Santa Monica, California 90405~~
~~(212) 810-5800~~	~~New York, New York 10001~~	~~(310) 566-1000~~
~~GroupBCIALCSupport@blackrock.com~~	~~(212) 810-5800~~	

Kara Fricke, Esq.
Morgan Stanley Investment Management Inc.
1633 Broadway
New York, NY 10019
Tel: 212-537-1805

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

[2421] *See, e.g.*, Polen Credit Opportunities Fund, *et al.* (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., *et al.* (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., *et al.* (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, *et al.* (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., *et al.* (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, *et al.* (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. *et al.* (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

~~Ryan P. Brizek~~
<u>Rajib Chanda</u>
<u>Nathan Briggs</u>
<u>Matthew C. Micklavzina</u>
Simpson Thacher & Bartlett LLP
900 G Street, N~~W~~<u>.W.</u>
Washington, D<u>C</u>~~.C.~~ 20001
(202) 636-5500
<u>Rajib.Chanda@stblaw.com</u>
<u>Nathan.Briggs@stblaw.com</u>
<u>Matthew.Micklavzina@stblaw.com</u>

~~Michael Hoffman Skadden, Arps, Slate, Meagher & Flom LLP One Manh~~

~~Margery K. Neale, Esq.~~
~~Willkie Farr & Gallagher LLP~~
~~787 Seventh Avenue~~
~~New York, New York 10019~~
~~(212) 728-8000~~





~~attan West New York, New York 10019 (212)-735-3000~~

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of

the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Appendix C.

The Applicants have caused this Application to be duly signed on their behalf on the ~~7~~9th day of ~~April~~July, 2025.

~~BLACKROCK CREDIT STRATEGIES~~AIP PRIVATE EQUITY OPPORTUNITIES FUND I A LP

By: /s/ John ~~M~~H. ~~Perlowski~~Gernon
        Name: John ~~M~~H. ~~Perlowski~~Gernon
        Title: President and Principal Executive Officer
~~CREDX SUBSIDIARY, LLC~~

                                        ~~By: /s/ John M. Perlowski~~
                                        ~~Name: John M. Perlowski~~
                                        ~~Title: President~~

~~BLACKROCK DIRECT LENDING CORP.~~
NORTH HAVEN PRIVATE ASSETS FUND

By: /s/ ~~Erik Cuellar~~Neha Markle
        Name: ~~Erik Cuellar~~ Neha Markle
        Title: Chief ~~Financial~~Executive Officer, President and Trustee

                                        ~~BLACKROCK PRIVATE CREDIT FUND,~~
                                        ~~BDEBT SUBSIDIARY LLC, BLACKROCK~~
                                        ~~PRIVATE CREDIT FUND LEVERAGE I, LLC~~

                                        ~~By: /s/ Erik Cuellar~~
                                        ~~Name: Erik Cuellar~~
                                        ~~Title: Chief Financial Officer~~
~~BLACKROCK PRIVATE INVESTMENTS FUND~~

                                        ~~By: /s/ John M. Perlowski~~
                                        ~~Name: John M. Perlowski~~
                                        ~~Title: President~~

                                        ~~BLACKROCK CAPITAL MARKETS, LLC~~

                                        ~~By: BLACKROCK FINANCIAL MANAGEMENT,~~
                                        ~~INC.,~~
                                        ~~its Sole Member~~

By: /s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

BPIF SUBSIDIARY, LLC
MORGAN STANLEY AIP GP LP

By: /s/ John M. Perlowski
Name: John M. Perlowski
Title: President

CAYMAN PRIVATE INVESTMENTS FUND, LTD.

By: /s/ John M. Perlowski
Name: John M. Perlowski
Title: President

BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC

By: /s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

MIDDLE MARKET SENIOR FUND, L.P.

By: MIDDLE MARKET SENIOR FUND (GENPAR), LLCMorgan Stanley Alternative Investments LLC, as its general partner

By: BLACKROCK FINANCIAL MANAGEMENT, INC.,
its Sole Member

By: /s/ Laurence D. Paredes Chris Wasilewski
Name: Laurence D. Paredes Chris Wasilewski
Title: Managing Executive Director

ABR USPC HOLDINGS I, LTD., ABR USPC HOLDINGS II, LTD., BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES CAYMAN MASTER LTD., BLACKROCK BAKER CLO 2021-1, LTD, BLACKROCK BAKER CLO VIII, LLC, BLACKROCK DIRECT LENDING FEEDER IX-L, LP, BLACKROCK DIRECT LENDING FEEDER IX-U, LP, BLACKROCK DIRECT LENDING FUND IX-U (LUXEMBOURG) SCSP, BLACKROCK DIRECT LENDING FUND X-U (LUXEMBOURG) SCSP, BLACKROCK

DIVERSIFIED PRIVATE DEBT USPC HOLDINGS LP, BLACKROCK DLF IX CLO 2021-1, LLC, BLACKROCK DLF IX CLO 2021-2, LLC, BLACKROCK DLF IX FEEDER ICAV - BLACKROCK DIRECT LENDING FEEDER FUND IX-L (IRELAND), BLACKROCK DLF IX FEEDER ICAV - BLACKROCK DIRECT LENDING FEEDER FUND IX-U (IRELAND), BLACKROCK DLF IX ICAV - BLACKROCK DIRECT LENDING FUND IX-L (IRELAND), BLACKROCK DLF IX ICAV - BLACKROCK DIRECT LENDING FUND IX-U (IRELAND), BLACKROCK FLORIDA CAYMAN, L.P., BLACKROCK MT. ADAMS CLO IX LP, BLACKROCK MT. HOOD CLO X, LLC, BLACKROCK RAINIER CLO VI, LTD, BLACKROCK SAPPHIRE POF, L.P., BLACKROCK SHARI'A PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK SHARI'A PRIVATE OPPORTUNITIES FUND HOLDINGS, LP, BLACKROCK SHASTA CLO XIV, LLC, BLACKROCK SHASTA CLO XIII, LLC, BLACKROCK SHASTA SENIOR LOAN FUND VII, LLC, BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LP, BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LTD., BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US, LTD (CLASS), BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US II LTD, DLF IX-L FUNDING, LP, MIDDLE MARKET SENIOR MASTER FUND S.À.R.L., OLYMPIA HOLDINGS I, LTD., TSCL PRIVATE MARKETS CAYMAN FUND LTD., SSG BLK PRIVATE DEBT FUND L.P., AB CLIMATE TRANSITION-ORIENTED PRIVATE DEBT CAYMAN USPC HOLDINGS L.P.

1GT EUROPE (LUX) SARL

By: BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC,
its Investment Manager

By: /s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

1824 PRIVATE CREDIT FUND, L.P., 1824 PRIVATE CREDIT FUND (PENSION), L.P., 1824 PRIVATE EQUITY FEEDER, L.P., 1824 PRIVATE EQUITY FUND, L.P., 1885 PRIVATE OPPORTUNITIES FUND, L.P., 1885 PRIVATE

OPPORTUNITIES CAYMAN FUND, LTD., ABR PEP I, LTD., ABR PEP II, LTD., APO GLOBAL HEALTHCARE CAYMAN, LTD., APO GLOBAL HEALTHCARE HOLDCO SCSP, BEL45 PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES FEEDER SCSP, BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES MASTER SCSP, BLACKROCK APO GLOBAL HEALTHCARE PRIVATE EQUITY FUND, S.C.A. SICAV-RAIF, BLACKROCK ASF PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND II, L.P., BLACKROCK ERI PRIVATE OPPORTUNITIES FEEDER SCSP, BLACKROCK ERI PRIVATE OPPORTUNITIES MASTER SCSP, BLACKROCK GEMINI II PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK GEMINI PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK GROWTH EQUITY FUND AGGREGATOR LP, BLACKROCK GROWTH EQUITY FUND LP, BLACKROCK GROWTH EQUITY FUND (LUX) SCSP, BLACKROCK GROWTH EQUITY FUND AGGREGATOR CAYMAN LTD., BLACKROCK GROWTH EQUITY FUND HOLDINGS (LUX) SCSP, BLACKROCK GSA PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK GSA PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK HAJAR FEEDER FUND, L.P., BLACKROCK HAJAR FUND, L.P., BLACKROCK HEALTHCARE OPPORTUNITIES FUND (DELAWARE), L.P., BLACKROCK HEALTHCARE OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES CAYMAN FUND, LTD., BLACKROCK INVERWOOD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK JI PRIVATE EQUITY SOLUTIONS, L.P., BLACKROCK MAROON BELLS CLO XI, LLC, BLACKROCK MCKINNEY OPPORTUNITIES FUND CAYMAN, LTD., BLACKROCK MD POF CAYMAN, LTD., BLACKROCK MD PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK MD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK MSV PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR

19

CAYMAN LTD., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR CAYMAN LTD., BLACKROCK PRIVATE EQUITY IMPACT CAPITAL HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 HOLDINGS (CAYMAN) LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 AGGREGATOR (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025, L.P., BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV (CAYMAN), L.P., BLACKROCK PRIVATE OPPORTUNITIES FUND IV (EMPLOYEES), L.P., BLACKROCK PRIVATE OPPORTUNITIES FUND IV FEEDER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV MASTER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV, L.P., BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - B INTERMEDIARY (CAYMAN) LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - B LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY SCSP, BLK2018 CORE PRIVATE

EQUITY FEEDER FUND, L.P., BLK2018 CORE PRIVATE EQUITY FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FUND, L.P., BLK2021 CORE PRIVATE EQUITY FEEDER FUND, L.P., BLK2021 CORE PRIVATE EQUITY FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FUND, L.P., BR POF IV CAYMAN MASTER FUND, L.P., BR/ERB CO INVESTMENT FUND II, L.P., BV PE OPPORTUNITIES CAYMAN MASTER FUND, LTD., BV PE OPPORTUNITIES FEEDER FUND SCSP, BV PE OPPORTUNITIES MASTER FUND SCSP, CLIMATE TRANSITION ORIENTED PRIVATE DEBT USPC LP, COIN PRIVATE OPPORTUNITIES, L.P., ERB TACTICAL OPPORTUNITIES, L.P., FM GLOBAL CAYMAN, LTD., FM GLOBAL INVESTMENT PARTNERS, L.P., GILDI LIFEYRISSJODUR (GILDI PENSION FUND), GILDI LIFEYRISSJODUR II (GILDI PENSION FUND), HEATHROW FOREST OPPORTUNITIES FUND, L.P., HIGH CEDAR DIRECT FUND, L.P., HIGH CEDAR FEEDER, L.P., HIGH CEDAR MASTER CAYMAN, LTD., HIGH CEDAR MASTER, L.P., HIGH ROCK DIRECT FUND, L.P., HIGH ROCK FEEDER, L.P., HIGH ROCK MASTER, L.P., HIGH STREET FEEDER, L.P., HIGH STREET FUND, L.P., LINCOLN PENSION PRIVATE EQUITY BR, L.P., MARKWOOD CO INVESTMENT FUND 1, L.P., MB BLACKROCK HOLDINGS CAYMAN, LTD., MB BLACKROCK HOLDINGS SCSP, MEDIOBANCA BLACKROCK MASTER FUND SCSP, MOUNTAIN RESEARCH FUND – PRIVATE EQUITY, L.P., MUTUAL OF OMAHA OF CAYMAN, LTD., MUTUAL OF OMAHA OPPORTUNITIES FUND, L.P., NDSIB PRIVATE OPPORTUNITIES FUND, L.P., NMERB SIERRA BLANCA FUND, L.P., OV PRIVATE OPPORTUNITIES, L.P., PEP ASGA FEEDER L.P., PEP ASGA MASTER CAYMAN, LTD., PEP ASGA MASTER L.P., PEP TELLCO INVESTMENTS 1 CAYMAN, LTD., PEP TELLCO INVESTMENTS 1, L.P., PMH SPV AMBER LP, PMH SPV AMBER B LP, PMH SPV BASALT LP, PMH SPV EMERALD LP, PMH SPV GARNET LP, PMH SPV PEARL LP, PMH SPV PEARL   B LP, PMH SPV RADAR HOLDINGS LP, PMH SPV SAPPHIRE LP, PMH II SPV BELLFLOWER LP, PMH II SPV

BELLFLOWER HOLDINGS LP, BLACKROCK PRIVATE EQUITY OPPORTUNITIES ELTIF, PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP, PRIVATE EQUITY PARTNERS VII (DELAWARE), L.P., PRIVATE EQUITY PARTNERS VII (SCOTLAND), L.P., PRIVATE EQUITY PARTNERS VII MASTER CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII MASTER, L.P., PRIVATE EQUITY PARTNERS VII US CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII US, L.P., PRIVATE MARKET HOLDINGS LP, RED RIVER DIRECT INVESTMENT FUND III, L.P., SALAM PRIVATE OPPORTUNITIES FUND, L.P., SALAM PRIVATE OPPORTUNITIES FEEDER, L.P., SC-BR ASIA PE FEEDER FUND, L.P., SC-BR ASIA PE FUND, L.P., SONJ PRIVATE OPPORTUNITIES FUND II, L.P., SULLIVAN WAY POF CAYMAN, LTD., SULLIVAN WAY PRIVATE OPPORTUNITIES FUND, L.P., TANGO CAPITAL OPPORTUNITIES FUND, L.P., TFO ASIA PRIVATE OPPORTUNITIES FUND, L.P., THE LINCOLN NATIONAL LIFE INSURANCE COMPANY, TOPANGA OPPORTUNITIES FUND CAYMAN, LTD., TOPANGA PRIVATE OPPORTUNITIES, L.P., TOTAL ALTERNATIVES FUND – PRIVATE EQUITY LP, TOTAL ALTERNATIVES FUND – PRIVATE EQUITY (B) LP, TSCL PRIVATE MARKETS FEEDER FUND, L.P, TSCL PRIVATE MARKETS FUND, L.P., VFL CO-INVEST PARTNERS, L.P., BLACKROCK ALTERNATIVE FUNDS S.C.A., SICAV-RAIF – BLACKROCK PRIVATE EQUITY IMPACT OPPORTUNITIES ELTIF, BLACKROCK ALTERNATIVE FUNDS II ELTIF, SICAV – BLACKROCK PRIVATE EQUITY ELTIF, BLACKROCK MCKINNEY OPPORTUNITIES FUND, L.P., BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (CAYMAN) LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V MASTER CAYMAN AGGREGATOR LTD., BLACKROCK PRIVATE OPPORTUNITIES FUND V HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B SPV LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II – B LP, BLACKROCK SECONDARIES & LIQUIDITY

SOLUTIONS II - C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY II (LUX) SCSP, BR MAGNUM AGGREGATOR, LTD., NHRS PRIVATE OPPORTUNITIES FUND, L.P., PMH HOLDCO II LP, PMH HOLDCO LP, PMH II SPV MINT LP, PMH NEWCO II LLC, PRIVATE EQUITY IMPACT OPPORTUNITIES HOLDINGS SCSP, PRIVATE MARKET HOLDINGS - C, LLC, PRIVATE MARKET HOLDINGS II LLC, SLS II - C HOLDCO LP, SLS II - C HOLDINGS LLC, SLS II - C NEWCO LLC

By: BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager

1GT FUND LP
1GT SPLITTER (LUX) LP
1GT FUND (LUX) SCSP

By: /s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

FAI BLACKROCK SUSTAINABLE PRIVATE MARKETS PEP HOLDCO LTD., GLOBAL ALTERNATIVES PROGRAM I PE, LP, GLOBAL ALTERNATIVES PROGRAM II PE, LP

By: BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager

ASHBRIDGE ANNEX FUND I LP
ATSF II AGGREGATOR (DELAWARE I), LP
ATSF II AGGREGATOR (DELAWARE II), LP
ATSF II AGGREGATOR (ONTARIO), LP
BLACK THUNDER OPPORTUNITIES FUND LP

By: /s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

BLACKROCK TCP CAPITAL CORP.

By: /s/ Erik Cuellar
Name: Erik Cuellar
Title: Chief Financial Officer

SPECIAL VALUE CONTINUATION**BRANDON LANE** PARTNERS **FUND** LLCP

By: TENNENBAUM CAPITAL PARTNERS, LLC
Its: Investment Manager

BRPE OPPORTUNITIES FUND LP
DR INVESTMENT FUND LP
GENDER EQUITY FUND LP
HIF I LP
LM FUND LP
LOR FOUNDATION FUND INC
NORTH HAVEN ASHBRIDGE CO-INVESTMENT OPPORTUNITY A LP
NORTH HAVEN ASHBRIDGE CO-INVESTMENT OPPORTUNITY B LP
~~TENNENBAUM~~**NORTH HAVEN VENTURE** CAPITAL ~~PARTNERS,~~**OPPORTUNITIES FUND I** L~~LC~~**P**
NPS PARTNERS (NORTH AMERICA) III AIV LP
NPS PARTNERS (NORTH AMERICA) III LP
PATTESON WEALTH PRIVATE ACCESS BELLEFONT FUND I LP
PATTESON WEALTH PRIVATE ACCESS BLACKBERRY FUND I LP
PATTESON WEALTH PRIVATE ACCESS FUND I LP
PECO III AGGREGATOR LP
PRIVATE EQUITY CO-INVESTMENT OPPORTUNITIES FUND II LP
PRIVATE EQUITY MANAGERS II (PLATH) LP
SEEDLING PE FUND I LP
VNL LP
WBPE FUND II AIV LP
WBPE FUND II LP
WBRA FUND I MASTER LP

~~TENNENBAUM OPPORTUNITIES PARTNERS V, LP, TENNENBAUM OPPORTUNITIES FUND V, LLC, SVOF/MM, LLC, TENNENBAUM HEARTLAND CO-INVEST, LP, SEB DIP INVESTOR, LP, TCP DIRECT LENDING FUND VIII-S, LLC, TCP DIRECT LENDING FUND VIII-T, LLC, TCP DLF VIII 2018 CLO LLC, TCP ENHANCED YIELD FUNDING I, LLC, TCP RAINIER, LLC, TCP DIRECT LENDING FUND VIII, LLC, TCP DIRECT LENDING FUND VIII-L, LLC, TCP DIRECT LENDING FUND VIII-N, LLC, TCP DIRECT LENDING FUND VIII-A, LLC, TCPC SBIC, LP, TENNENBAUM ENERGY OPPORTUNITIES CO., LLC, TENNENBAUM ENERGY OPPORTUNITIES FUND, LP, TENNENBAUM ENHANCED YIELD FUND I, LLC, TENNENBAUM OPPORTUNITIES FUND VI, LLC, TENNENBAUM SENIOR LOAN FUND III, LP, TENNENBAUM SENIOR LOAN FUNDING III, LLC, TENNENBAUM SENIOR LOAN FUND IV-A, LP, TENNENBAUM~~

SENIOR LOAN FUND IV-B, LP, TENNENBAUM SPECIAL SITUATIONS FUND IX, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P., TENNENBAUM SENIOR LOAN FUND II, LP, TENNENBAUM SENIOR LOAN FUND V, LLC, TCPC FUNDING I, LLC, TCPC FUNDING II, LLC, TENNENBAUM ENHANCED YIELD OPERATING I, LLC, TCP WATERMAN CLO, LLC, TENNENBAUM SENIOR LOAN OPERATING III, LLC, TENNENBAUM SENIOR LOAN SPV IV-A, LLC, TCPC SBIC GP, LLC, TENNENBAUM DIP OPPORTUNITY FEEDER, LP

By: Tennenbaum Capital Partners, LLC
Its: Investment Manager
By: /s/ Philip Tseng
    Name: Philip Tseng
    Title: Managing Director

BCIC MERGER SUB, LLC

By its Member: Special Value Continuation Partners LLC
By its Member: BlackRock TCP Capital Corp.
By its Investment Adviser: Tennenbaum Capital Partners, LLC

By: /s/ Philip Tseng
    Name: Philip Tseng
    Title: Managing Director

TCP DLF VIII FEEDER ICAV, TCP DLF VIII ICAV, TCP WATERMAN FUND, LP., TCP DIRECT LENDING FUND VIII—L (IRELAND), TCP DIRECT LENDING FUND VIII—U (IRELAND), TENNENBAUM SPECIAL SITUATIONS IX-C, L.P., TENNENBAUM SPECIAL SITUATIONS IX-O, L.P., TCP DLF VIII-L FUNDING, LP, TCP DLF VIII-S FUNDING, LLC, TCP DLF VIII-T FUNDING, LLC

By: TENNENBAUM CAPITAL PARTNERS, LLC, its Investment Manager

By: /s/ Philip Tseng
Name: Philip Tseng
Title: Managing Director

TCP WHITNEY CLO, LTD

By: BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager

By: /s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

MORGAN STANLEY AIP GP LP

TCP WHITNEY CLO, LLC
By: TCP WHITNEY CLO, LTD., its Sole Member

By: BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager
By: /s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

BLACKROCK DLF IX 2019 CLO, LLC,
BLACKROCK DLF IX 2019-G CLO, LLC,
BLACKROCK DLF IX 2020-1 CLO, LLC,
BLACKROCK DLF X CLO 2022-1, LLC,
BLACKROCK DLF IX-L CLO, LP,
BLACKROCK ELBERT CLO V, LTD.,
BLACKROCK ELBERT CLO V, LLC,
BLACKROCK LISI CREDIT FUND, L.P.,

By: BLACKROCK CAPITAL INVESTMENT ADVISORS,Morgan Stanley Alternative Investments LLC,

as its Investment Managergeneral partner

By: /s/ Laurence D. ParedesChris Wasilewski
Name: Laurence D. Paredes Chris Wasilewski
Title: Managing Executive Director

BLACKROCK DIRECT LENDING FUND IX-U (IRELAND), BLACKROCK DIRECT LENDING FUND IX-L (IRELAND)

By: BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager

By: /s/ Laurence D. Paredes
    Name: Laurence D. Paredes
    Title: Managing Director

BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, SERIES 1, BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, SERIES 2 BLACKROCK FUTURE GENERATIONS PRIVATE EQUITY OPPORTUNITIES ELTIF, BLACKROCK GROWTH EQUITY FUND MASTER CAYMAN AGGREGATOR LP, BLACKROCK GROWTH EQUITY FUND MASTER CAYMAN AGGREGATOR LTD., BLACKROCK GROWTH EQUITY – VC SIDECAR (LUX) SCSP, BLACKROCK GROWTH EQUITY – VC SIDECAR (CAYMAN) LP, BLACKROCK GROWTH EQUITY – VC SIDECAR HOLDINGS (CAYMAN) LP, BLACKROCK GROWTH EQUITY – VC SIDECAR MASTER CAYMAN AGGREGATOR LP, BLACKROCK GROWTH EQUITY – VC SIDECAR MASTER CAYMAN AGGREGATOR LTD, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN AGGREGATOR LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN AGGREGATOR LTD., BLACKROCK PRIVATE EQUITY PRIMARIES 2024 (LUX) SCSP, BLACKROCK PRIVATE EQUITY PRIMARIES 2024 AGGREGATOR (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V MASTER CAYMAN AGGREGATOR LP, BLK2022 CORE PRIVATE EQUITY FUND, L.P., BLK2022 CORE PRIVATE EQUITY FEEDER FUND, L.P., FUTURE GENERATIONS PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP, ASHLAND PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK GROWTH EQUITY FUND DELAWARE HOLDINGS LP, BLACKROCK GROWTH EQUITY – VC SIDECAR LP, BLACKROCK GROWTH EQUITY – VC SIDECAR DELAWARE HOLDINGS LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL DELAWARE HOLDINGS LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2024 LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V DELAWARE HOLDINGS LP, SONJ PRIVATE OPPORTUNITIES FUND III, L.P.

27


By: ~~BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC,~~
~~its Investment Manager~~

By: ~~/s/ Laurence D. Paredes~~
~~Name: Laurence D. Paredes~~
~~Title: Managing Director~~


VERIFICATION

The undersigned state~~s~~ that ~~he has~~they have duly executed the attached ~~a~~Application ~~dated as of April 7, 2025~~ for and on behalf of each ~~entity listed below; that he is the authorized person of each such entity;~~of AIP Private Equity Opportunities Fund I A LP, North Haven Private Assets Fund and Morgan Stanley AIP GP LP and that all action~~s~~ ~~by officers, directors, and other bodies~~ necessary to authorize the undersigned to execute and file ~~such instrument has~~this Application have been taken. The undersigned further state~~s~~ that ~~he is~~they are familiar with ~~such instrument,~~the Application and the contents thereof, and ~~that~~ the facts therein set forth are true to the best of ~~his~~their knowledge, information and belief.

~~BLACKROCK CREDIT STRATEGIES~~AIP PRIVATE EQUITY OPPORTUNITIES FUND I A LP


By: ~~/s/ John M. Perlowski~~
~~Name: John M. Perlowski~~
~~Title: President~~

~~CREDX SUBSIDIARY, LLC~~


By: /s/ John ~~M~~H. ~~Perlowski~~Gernon
Name: John ~~M~~H. ~~Perlowski~~Gernon
Title: President and Principal Executive Officer

~~BLACKROCK DIRECT LENDING CORP.~~
NORTH HAVEN PRIVATE ASSETS FUND

By: /s/ ~~Erik Cuellar~~Neha Markle
Name: ~~Erik Cuellar~~ Neha Markle
Title: Chief ~~Financial~~Executive Officer, President and Trustee


~~BLACKROCK PRIVATE CREDIT FUND, BDEBT SUBSIDIARY LLC, BLACKROCK PRIVATE CREDIT FUND LEVERAGE I, LLC~~

By: ~~/s/ Erik Cuellar~~
~~Name: Erik Cuellar~~
~~Title: Chief Financial Officer~~


~~BLACKROCK PRIVATE INVESTMENTS FUND~~


By: ~~/s/ John M. Perlowski~~
~~Name: John M. Perlowski~~
~~Title: President~~


~~BPIF SUBSIDIARY, LLC~~
MORGAN STANLEY AIP GP LP

By: ~~/s/ John M. Perlowski~~

Name: ~~John M. Perlowski~~

Title: ~~President~~

~~**CAYMAN PRIVATE INVESTMENTS FUND, LTD.**~~

By: ~~/s/ John M. Perlowski~~

Name: ~~John M. Perlowski~~

Title: ~~President~~

~~**BLACKROCK CAPITAL MARKETS, LLC**~~

By: ~~BLACKROCK FINANCIAL MANAGEMENT, INC., its Sole Member~~Morgan Stanley Alternative Investments LLC, as its general partner

By: /s/ ~~Laurence D. Paredes~~Chris Wasilewski

Name: ~~Laurence D. Paredes~~ Chris Wasilewski

Title: ~~Managing~~ Executive Director

~~**BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC**~~

By: ~~/s/ Laurence D. Paredes~~

Name: ~~Laurence D. Paredes~~

Title: ~~Managing Director~~

~~**MIDDLE MARKET SENIOR FUND, L.P.**~~
VERIFICATION

The undersigned states that he has duly executed the attached Application for and on behalf of 1GT Europe (Lux) Sarl; 1GT Fund LP; 1GT Splitter (Lux) LP; 1GT Fund (Lux) SCSp; Ashbridge Annex Fund I LP; ATSF II Aggregator (Delaware I), LP; ATSF II Aggregator (Delaware II), LP; ATSF II Aggregator (Ontario), LP; Black Thunder Opportunities Fund LP; Brandon Lane Partners Fund LP; BRPE Opportunities Fund LP; DR Investment Fund LP; Gender Equity Fund LP; HIF I LP; LM Fund LP; Lor Foundation Fund Inc; North Haven Ashbridge Co-investment Opportunity A LP; North Haven Ashbridge Co-Investment Opportunity B LP; North Haven Venture Capital Opportunities Fund I LP; NPS Partners (North America) III AIV LP; NPS Partners (North America) III LP; Patteson Wealth Private Access Bellefont Fund I LP; Patteson Wealth Private Access Blackberry Fund I LP; Patteson Wealth Private Access Fund I LP; PECO III Aggregator LP; Private Equity Co-Investment Opportunities Fund II LP; Private Equity Managers II (Plath) LP; Seedling PE Fund I LP; VNL LP; WBPE Fund II AIV LP; WBPE Fund II LP; and WBRA Fund I Master LP and that all actions necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

MORGAN STANLEY AIP GP LP

By: ~~MIDDLE MARKET SENIOR FUND (GENPAR), LLC~~Morgan Stanley Alternative Investments LLC, as its general partner

By: ~~BLACKROCK FINANCIAL MANAGEMENT, INC.,~~
~~its Sole Member~~

By: ~~/s/ Laurence D. Paredes~~
~~Name: Laurence D. Paredes~~
~~Title: Managing Director~~

~~1824 PRIVATE CREDIT FUND, L.P., 1824 PRIVATE CREDIT FUND (PENSION), L.P., 1824 PRIVATE EQUITY FEEDER, L.P., 1824 PRIVATE EQUITY FUND, L.P., 1885 PRIVATE OPPORTUNITIES FUND, L.P., 1885 PRIVATE OPPORTUNITIES CAYMAN FUND, LTD., ABR PEP I, LTD., ABR PEP II, LTD., APO GLOBAL HEALTHCARE CAYMAN, LTD., APO GLOBAL HEALTHCARE HOLDCO SCSP, BEL45 PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES FEEDER SCSP, BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES MASTER SCSP, BLACKROCK APO GLOBAL HEALTHCARE PRIVATE EQUITY FUND, S.C.A. SICAV-RAIF, BLACKROCK ASF PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND II, L.P., BLACKROCK ERI PRIVATE OPPORTUNITIES FEEDER SCSP, BLACKROCK ERI PRIVATE OPPORTUNITIES MASTER SCSP, BLACKROCK GEMINI II PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK GEMINI PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK GROWTH EQUITY FUND AGGREGATOR LP, BLACKROCK GROWTH EQUITY FUND LP, BLACKROCK GROWTH EQUITY FUND (LUX) SCSP, BLACKROCK GROWTH EQUITY FUND AGGREGATOR CAYMAN LTD., BLACKROCK GROWTH EQUITY FUND HOLDINGS (LUX) SCSP, BLACKROCK GSA PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK GSA PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK HAJAR FEEDER FUND, L.P., BLACKROCK HAJAR FUND, L.P., BLACKROCK HEALTHCARE OPPORTUNITIES FUND (DELAWARE), L.P., BLACKROCK HEALTHCARE OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE~~

30

OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES CAYMAN FUND, LTD., BLACKROCK INVERWOOD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK JI PRIVATE EQUITY SOLUTIONS, L.P., BLACKROCK MAROON BELLS CLO XI, LLC, BLACKROCK MCKINNEY OPPORTUNITIES FUND CAYMAN, LTD., BLACKROCK MD POF CAYMAN, LTD., BLACKROCK MD PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK MD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK MT. ADAMS CLO IX LP, BLACKROCK MT. HOOD CLO X, LLC, BLACKROCK MSV PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR CAYMAN LTD., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR CAYMAN LTD., BLACKROCK PRIVATE EQUITY IMPACT CAPITAL HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 HOLDINGS (CAYMAN) LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 AGGREGATOR (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025, L.P., BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV (CAYMAN), L.P., BLACKROCK PRIVATE OPPORTUNITIES FUND IV (EMPLOYEES), L.P., BLACKROCK

PRIVATE OPPORTUNITIES FUND IV FEEDER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV MASTER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV, L.P., BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - B INTERMEDIARY (CAYMAN) LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - B LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY SCSP, BLK2018 CORE PRIVATE EQUITY FEEDER FUND, L.P., BLK2018 CORE PRIVATE EQUITY FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FUND, L.P., BLK2021 CORE PRIVATE EQUITY FEEDER FUND, L.P., BLK2021 CORE PRIVATE EQUITY FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FUND, L.P., BR POF IV CAYMAN MASTER FUND, L.P., BR/ERB CO-INVESTMENT FUND II, L.P., BV PE OPPORTUNITIES CAYMAN MASTER FUND, LTD., BV PE OPPORTUNITIES FEEDER FUND SCSP, BV PE OPPORTUNITIES MASTER FUND SCSP, CLIMATE TRANSITION-ORIENTED PRIVATE DEBT USPC LP, COIN PRIVATE OPPORTUNITIES, L.P., ERB TACTICAL OPPORTUNITIES, L.P., FM GLOBAL CAYMAN, LTD., FM GLOBAL INVESTMENT PARTNERS, L.P., GILDI LIFEYRISSJODUR (GILDI PENSION FUND), GILDI LIFEYRISSJODUR II (GILDI PENSION FUND), HEATHROW FOREST OPPORTUNITIES FUND, L.P., HIGH CEDAR DIRECT FUND, L.P., HIGH CEDAR FEEDER, L.P., HIGH CEDAR MASTER CAYMAN, LTD., HIGH CEDAR MASTER, L.P., HIGH ROCK DIRECT FUND, L.P., HIGH ROCK FEEDER, L.P., HIGH ROCK MASTER, L.P., HIGH STREET FEEDER, L.P., HIGH STREET FUND, L.P., LINCOLN PENSION PRIVATE EQUITY BR, L.P., MARKWOOD CO-INVESTMENT FUND 1, L.P., MB BLACKROCK HOLDINGS CAYMAN, LTD., MB BLACKROCK HOLDINGS SCSP,

MEDIOBANCA BLACKROCK MASTER FUND SCSP, MOUNTAIN RESEARCH FUND — PRIVATE EQUITY, L.P., MUTUAL OF OMAHA OF CAYMAN, LTD., MUTUAL OF OMAHA OPPORTUNITIES FUND, L.P., NDSIB PRIVATE OPPORTUNITIES FUND, L.P., NMERB SIERRA BLANCA FUND, L.P., OV PRIVATE OPPORTUNITIES, L.P., PEP ASGA FEEDER L.P., PEP ASGA MASTER CAYMAN, LTD., PEP ASGA MASTER L.P., PEP TELLCO INVESTMENTS 1 CAYMAN, LTD., PEP TELLCO INVESTMENTS 1, L.P., PMH SPV AMBER LP, PMH SPV AMBER B LP, PMH SPV BASALT LP, PMH SPV EMERALD LP, PMH SPV GARNET LP, PMH SPV PEARL LP, PMH SPV PEARL B LP, PMH SPV RADAR HOLDINGS LP, PMH SPV SAPPHIRE LP, PMH II SPV BELLFLOWER LP, PMH II SPV BELLFLOWER HOLDINGS LP, BLACKROCK PRIVATE EQUITY OPPORTUNITIES ELTIF, PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP, PRIVATE EQUITY PARTNERS VII (DELAWARE), L.P., PRIVATE EQUITY PARTNERS VII (SCOTLAND), L.P., PRIVATE EQUITY PARTNERS VII MASTER CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII MASTER, L.P., PRIVATE EQUITY PARTNERS VII US CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII US, L.P., PRIVATE MARKET HOLDINGS LP, RED RIVER DIRECT INVESTMENT FUND III, L.P., SALAM PRIVATE OPPORTUNITIES FUND, L.P., SALAM PRIVATE OPPORTUNITIES FEEDER, L.P., SC-BR ASIA PE FEEDER FUND, L.P., SC-BR ASIA PE FUND, L.P., SONJ PRIVATE OPPORTUNITIES FUND II, L.P., SULLIVAN WAY POF CAYMAN, LTD., SULLIVAN WAY PRIVATE OPPORTUNITIES FUND, L.P., TANGO CAPITAL OPPORTUNITIES FUND, L.P., TFO ASIA PRIVATE OPPORTUNITIES FUND, L.P., THE LINCOLN NATIONAL LIFE INSURANCE COMPANY, TOPANGA OPPORTUNITIES FUND CAYMAN, LTD., TOPANGA PRIVATE OPPORTUNITIES, L.P., TOTAL ALTERNATIVES FUND — PRIVATE EQUITY LP, TOTAL ALTERNATIVES FUND — PRIVATE EQUITY (B) LP, TSCL PRIVATE MARKETS FEEDER FUND, L.P, TSCL PRIVATE MARKETS FUND, L.P., VFL CO INVEST PARTNERS, L.P., ABR USPC HOLDINGS I, LTD., ABR USPC HOLDINGS II, LTD., BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES CAYMAN MASTER LTD., BLACKROCK BAKER CLO 2021-1, LTD, BLACKROCK BAKER CLO VIII,

LLC, BLACKROCK DIRECT LENDING FEEDER IX-L, LP, BLACKROCK DIRECT LENDING FEEDER IX-U, LP, BLACKROCK DIRECT LENDING FUND IX-U (LUXEMBOURG) SCSP, BLACKROCK DIRECT LENDING FUND X-U (LUXEMBOURG) SCSP, BLACKROCK DIVERSIFIED PRIVATE DEBT USPC HOLDINGS LP, BLACKROCK DLF IX CLO 2021-1, LLC, BLACKROCK DLF IX CLO 2021-2, LLC, BLACKROCK DLF IX FEEDER ICAV – BLACKROCK DIRECT LENDING FEEDER FUND IX-L (IRELAND), BLACKROCK DLF IX FEEDER ICAV – BLACKROCK DIRECT LENDING FEEDER FUND IX-U (IRELAND), BLACKROCK DLF IX ICAV – BLACKROCK DIRECT LENDING FUND IX-L (IRELAND), BLACKROCK DLF IX ICAV – BLACKROCK DIRECT LENDING FUND IX-U (IRELAND), , BLACKROCK FLORIDA CAYMAN, L.P., BLACKROCK RAINIER CLO VI, LTD, BLACKROCK SAPPHIRE POF, L.P., BLACKROCK SHARI'A PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK SHARI'A PRIVATE OPPORTUNITIES FUND HOLDINGS, LP, BLACKROCK SHARI'A PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK SHARI'A PRIVATE OPPORTUNITIES FUND HOLDINGS, LP, BLACKROCK SHASTA CLO XIV, LLC, BLACKROCK SHASTA CLO XIII, LLC, BLACKROCK SHASTA SENIOR LOAN FUND VII, LLC, BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LP, BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LTD., BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US, LTD (CLASS), BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US II LTD, DLF IX-L FUNDING, LP, MIDDLE MARKET SENIOR MASTER FUND S.À.R.L., OLYMPIA HOLDINGS I, LTD., TSCL PRIVATE MARKETS CAYMAN FUND LTD., SSG BLK PRIVATE DEBT FUND L.P., AB CLIMATE TRANSITION ORIENTED PRIVATE DEBT CAYMAN USPC HOLDINGS L.P.

By: BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager

By: /s/ ~~Laurence D. Paredes~~ Chris Wasilewski

Name: ~~Laurence D. Paredes~~ Chris Wasilewski

Title: ~~Managing~~ Executive Director

34

FAI BLACKROCK SUSTAINABLE PRIVATE MARKETS PEP HOLDCO LTD., GLOBAL ALTERNATIVES PROGRAM I PE, LP, GLOBAL ALTERNATIVES PROGRAM II PE, LP

By: BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager

By: /s/ Laurence D. Paredes

    Name: Laurence D. Paredes

    Title: Managing Director

BLACKROCK ALTERNATIVE FUNDS S.C.A., SICAV-RAIF - BLACKROCK PRIVATE EQUITY IMPACT OPPORTUNITIES ELTIF, BLACKROCK ALTERNATIVE FUNDS II ELTIF, SICAV – BLACKROCK PRIVATE EQUITY ELTIF, BLACKROCK MCKINNEY OPPORTUNITIES FUND, L.P., BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (CAYMAN) LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V MASTER CAYMAN AGGREGATOR LTD., BLACKROCK PRIVATE OPPORTUNITIES FUND V HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B SPV LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II – B LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II – C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY II (LUX) SCSP, BR MAGNUM AGGREGATOR, LTD., NHRS PRIVATE OPPORTUNITIES FUND, L.P., PMH HOLDCO II LP, PMH HOLDCO LP, PMH II SPV MINT LP, PMH NEWCO II LLC, PRIVATE EQUITY IMPACT OPPORTUNITIES HOLDINGS SCSP, PRIVATE MARKET HOLDINGS – C, LLC, PRIVATE MARKET HOLDINGS II LLC, SLS II – C HOLDCO LP, SLS II – C HOLDINGS LLC, SLS II – C NEWCO LLC

By: BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager

35

By: /s/ Laurence D. Paredes
    Name: Laurence D. Paredes
    Title: Managing Director

BLACKROCK TCP CAPITAL CORP.

By: /s/ Erik Cuellar
    Name: Erik Cuellar
    Title: Chief Financial Officer

SPECIAL VALUE CONTINUATION PARTNERS LLC

By: **TENNENBAUM CAPITAL PARTNERS, LLC**
Its: Investment Manager

By: /s/ Philip Tseng
    Name: Philip Tseng
    Title: Managing Director

TENNENBAUM CAPITAL PARTNERS, LLC

By: /s/ Philip Tseng
    Name: Philip Tseng
    Title: Managing Director

TENNENBAUM OPPORTUNITIES PARTNERS V, LP, TENNENBAUM OPPORTUNITIES FUND V, LLC, SVOF/MM, LLC, TENNENBAUM HEARTLAND CO-INVEST, LP, SEB DIP INVESTOR, LP, TCP DIRECT LENDING FUND VIII-S, LLC, TCP DIRECT LENDING FUND VIII-T, LLC, TCP DLF VIII 2018 CLO LLC, TCP ENHANCED YIELD FUNDING I, LLC, TCP RAINIER, LLC, TCP DIRECT LENDING FUND VIII, LLC, TCP DIRECT LENDING FUND VIII-L, LLC, TCP DIRECT LENDING FUND VIII-N, LLC, TCP DIRECT LENDING FUND VIII-A, LLC, TCPC SBIC, LP, TENNENBAUM ENERGY OPPORTUNITIES CO., LLC, TENNENBAUM ENERGY OPPORTUNITIES FUND, LP, TENNENBAUM ENHANCED YIELD FUND I, LLC, TENNENBAUM OPPORTUNITIES FUND VI, LLC, TENNENBAUM SENIOR LOAN FUND III, LP, TENNENBAUM SENIOR LOAN FUNDING III, LLC, TENNENBAUM SENIOR LOAN FUND IV-A, LP, TENNENBAUM SENIOR LOAN FUND IV-B, LP, TENNENBAUM SPECIAL SITUATIONS FUND

IX, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P., TENNENBAUM SENIOR LOAN FUND II, LP, TENNENBAUM SENIOR LOAN FUND V, LLC, TCPC FUNDING I, LLC, TCPC FUNDING II, LLC, TENNENBAUM ENHANCED YIELD OPERATING I, LLC, TCP WATERMAN CLO, LLC, TENNENBAUM SENIOR LOAN OPERATING III, LLC, TENNENBAUM SENIOR LOAN SPV IV-A, LLC, TCPC SBIC GP, LLC, TENNENBAUM DIP OPPORTUNITY FEEDER, LP

By: Tennenbaum Capital Partners, LLC
Its: Investment Manager
By: /s/ Philip Tseng
    Name: Philip Tseng
    Title: Managing Director

BCIC MERGER SUB, LLC

By its Member: Special Value Continuation Partners LLC
By its Member: BlackRock TCP Capital Corp.
By its Investment Adviser: Tennenbaum Capital Partners, LLC

By: /s/ Philip Tseng
    Name: Philip Tseng

    Title: Managing Director

TCP DLF VIII FEEDER ICAV, TCP DLF VIII ICAV, TCP WATERMAN FUND, LP., TCP DIRECT LENDING FUND VIII – L (IRELAND), TCP DIRECT LENDING FUND VIII – U (IRELAND), TENNENBAUM SPECIAL SITUATIONS IX-C, L.P., TENNENBAUM SPECIAL SITUATIONS IX-O, L.P., TCP DLF VIII-L FUNDING, LP, TCP DLF VIII-S FUNDING, LLC, TCP DLF VIII-T FUNDING, LLC

By: TENNENBAUM CAPITAL PARTNERS, LLC, its Investment Manager

By: /s/ Philip Tseng
    Name: Philip Tseng
    Title: Managing Director

37

TCP WHITNEY CLO, LTD

By: BLACKROCK CAPITAL INVESTMENT
      ADVISORS, LLC, its Investment Manager
By: /s/ Laurence D. Paredes
      Name: Laurence D. Paredes
      Title: Managing Director

TCP WHITNEY CLO, LLC

By: TCP WHITNEY CLO, LTD.,
      its Sole Member

By: BLACKROCK CAPITAL INVESTMENT
      ADVISORS, LLC, its Investment Manager
By: /s/ Laurence D. Paredes
      Name: Laurence D. Paredes
      Title: Managing Director

BLACKROCK DLF IX 2019 CLO, LLC,
BLACKROCK DLF IX 2019-G CLO, LLC,
BLACKROCK DLF IX 2020-1 CLO, LLC,
BLACKROCK DLF X CLO 2022-1, LLC,
BLACKROCK DLF IX-L CLO, LP,
BLACKROCK ELBERT CLO V, LTD.,
BLACKROCK ELBERT CLO V, LLC,
BLACKROCK LISI CREDIT FUND, L.P.,

By: BLACKROCK CAPITAL INVESTMENT
      ADVISORS, LLC,
      its Investment Manager

By: /s/ Laurence D. Paredes
      Name: Laurence D. Paredes
      Title: Managing Director

BLACKROCK DIRECT LENDING FUND IX U
(IRELAND), BLACKROCK DIRECT LENDING
FUND IX L (IRELAND)

By: BLACKROCK CAPITAL INVESTMENT
      ADVISORS, LLC,
      its Investment Manager

By: /s/ Laurence D. Paredes
      Name: Laurence D. Paredes
      Title: Managing Director

BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, SERIES 1, BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, SERIES 2BLACKROCK FUTURE GENERATIONS PRIVATE EQUITY OPPORTUNITIES ELTIF, BLACKROCK GROWTH EQUITY FUND MASTER CAYMAN AGGREGATOR LP, BLACKROCK GROWTH EQUITY FUND MASTER CAYMAN AGGREGATOR LTD., BLACKROCK GROWTH EQUITY – VC SIDECAR (LUX) SCSP, BLACKROCK GROWTH EQUITY – VC SIDECAR (CAYMAN) LP, BLACKROCK GROWTH EQUITY – VC SIDECAR HOLDINGS (CAYMAN) LP, BLACKROCK GROWTH EQUITY – VC SIDECAR MASTER CAYMAN AGGREGATOR LP, BLACKROCK GROWTH EQUITY – VC SIDECAR MASTER CAYMAN AGGREGATOR LTD, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN AGGREGATOR LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN AGGREGATOR LTD., BLACKROCK PRIVATE EQUITY PRIMARIES 2024 (LUX) SCSP, BLACKROCK PRIVATE EQUITY PRIMARIES 2024 AGGREGATOR (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V MASTER CAYMAN AGGREGATOR LP, BLK2022 CORE PRIVATE EQUITY FUND, L.P., BLK2022 CORE PRIVATE EQUITY FEEDER FUND, L.P., FUTURE GENERATIONS PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP, ASHLAND PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK GROWTH EQUITY FUND DELAWARE HOLDINGS LP, BLACKROCK GROWTH EQUITY – VC SIDECAR LP, BLACKROCK GROWTH EQUITY – VC SIDECAR DELAWARE HOLDINGS LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL DELAWARE HOLDINGS LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2024 LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V DELAWARE HOLDINGS LP, SONJ PRIVATE OPPORTUNITIES FUND III, L.P.

By: BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC,
its Investment Manager

By: /s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

40

APPENDIX A

Existing Affiliated Funds ~~and Existing Proprietary Accounts~~

~~All Existing Affiliated Funds are advised by an Adviser as set forth below:~~

~~A.~~ ~~Adviser is BlackRock Capital Advisor:~~

~~1.~~ ~~1824 PRIVATE CREDIT FUND, L.P.~~

~~2.~~ ~~1824 PRIVATE CREDIT FUND (PENSION), L.P.~~

~~3.~~ ~~1824 PRIVATE EQUITY FEEDER, L.P.~~

~~4.~~ ~~1824 PRIVATE EQUITY FUND, L.P.~~

~~5.~~ ~~1885 PRIVATE OPPORTUNITIES FUND, L.P.~~

~~6.~~ ~~1885 PRIVATE OPPORTUNITIES CAYMAN FUND, LTD.~~

~~7.~~ ~~AB CLIMATE TRANSITION ORIENTED PRIVATE DEBT CAYMAN USPC HOLDINGS L.P.~~

~~8.~~ ~~ABR PEP I, LTD.~~

~~9.~~ ~~ABR PEP II, LTD.~~

~~10.~~ ~~ABR USPC HOLDINGS I, LTD.~~

~~11.~~ ~~ABR USPC HOLDINGS II, LTD.~~

~~12.~~ ~~APO GLOBAL HEALTHCARE CAYMAN, LTD.~~

~~13.~~ ~~APO GLOBAL HEALTHCARE HOLDCO SCSP~~
1GT Europe (Lux) Sarl
1GT Fund LP

~~14.~~ ~~BEL45 PRIVATE OPPORTUNITIES FUND, L.P.~~

~~15.~~ ~~BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES CAYMAN MASTER LTD.~~

~~16.~~ ~~BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES FEEDER SCSP~~

~~17.~~ ~~BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES MASTER SCSP~~

~~18.~~ ~~BLACKROCK ALTERNATIVE FUNDS S.C.A., SICAV-RAIF – BLACKROCK PRIVATE EQUITY IMPACT OPPORTUNITIES ELTIF~~

~~19.~~ ~~BLACKROCK ALTERNATIVE FUNDS II ELTIF, SICAV – BLACKROCK PRIVATE EQUITY ELTIF~~

~~20.~~ ~~BLACKROCK APO GLOBAL HEALTHCARE PRIVATE EQUITY FUND, S.C.A. SICAV-RAIF~~

~~21.~~ ~~BLACKROCK ASF PRIVATE OPPORTUNITIES FUND, L.P.~~

~~22.~~ ~~BLACKROCK BAKER CLO 2021-1, LTD~~

~~23.~~ ~~BLACKROCK BAKER CLO VIII, LLC~~

24. BLACKROCK DIRECT LENDING FEEDER IX L, LP

25. BLACKROCK DIRECT LENDING FEEDER IX U, LP

26. BLACKROCK DIRECT LENDING FUND IX U (LUXEMBOURG) SCSP

27. BLACKROCK DIRECT LENDING FUND X U (LUXEMBOURG) SCSP

28. BLACKROCK DIVERSIFIED PRIVATE DEBT USPC HOLDINGS LP

29. BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND II, L.P.

30. BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND, L.P.

31. BLACKROCK DLF IX 2019 CLO, LLC

32. BLACKROCK DLF IX 2019 G CLO, LLC

33. BLACKROCK DLF IX 2020-1 CLO, LLC

34. BLACKROCK DLF IX CLO 2021-1, LLC

35. BLACKROCK DLF IX CLO 2021-2, LLC

36. BLACKROCK DLF IX FEEDER ICAV - BLACKROCK DIRECT LENDING FEEDER FUND IX L (IRELAND)

37. BLACKROCK DLF IX FEEDER ICAV- BLACKROCK DIRECT LENDING FEEDER FUND IX U (IRELAND)

38. BLACKROCK DLF IX ICAV - BLACKROCK DIRECT LENDING FUND IX L (IRELAND)

39. BLACKROCK DLF IX ICAV- BLACKROCK DIRECT LENDING FUND IX U (IRELAND)

40. BLACKROCK DLF X CLO 2022-1, LLC

41. BLACKROCK DLF IX L CLO, LP

42. BLACKROCK ELBERT CLO V, LLC

43. BLACKROCK ERI PRIVATE OPPORTUNITIES FEEDER SCSP

44. BLACKROCK ERI PRIVATE OPPORTUNITIES MASTER SCSP

45. BLACKROCK FLORIDA CAYMAN, L.P.

46. BLACKROCK GEMINI II PRIVATE OPPORTUNITIES FUND, LP

47. BLACKROCK GEMINI PRIVATE OPPORTUNITIES FUND, L.P.

48. BLACKROCK GROWTH EQUITY FUND (LUX) SCSP

49. BLACKROCK GROWTH EQUITY FUND AGGREGATOR LP

50. BLACKROCK GROWTH EQUITY FUND AGGREGATOR CAYMAN LTD.

51. BLACKROCK GROWTH EQUITY FUND HOLDINGS (LUX) SCSP

52. BLACKROCK GROWTH EQUITY FUND LP

53.   BLACKROCK GSA PRIVATE OPPORTUNITIES FEEDER FUND, L.P.

54.   BLACKROCK GSA PRIVATE OPPORTUNITIES FUND, L.P.

55.   BLACKROCK HAJAR FEEDER FUND, L.P.

56.   BLACKROCK HAJAR FUND, L.P.

57.   BLACKROCK HEALTHCARE OPPORTUNITIES FUND (DELAWARE), L.P.

58.   BLACKROCK HEALTHCARE OPPORTUNITIES FUND, L.P.

59.   BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES FUND, L.P.

60.   BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES CAYMAN FUND, LTD.

61.   BLACKROCK INVERWOOD PRIVATE OPPORTUNITIES FUND, L.P.

62.   BLACKROCK JI PRIVATE EQUITY SOLUTIONS, L.P.

63.   BLACKROCK LISI CREDIT FUND, LP

64.   BLACKROCK MAROON BELLS CLO XI, LLC

65.   BLACKROCK MCKINNEY OPPORTUNITIES FUND CAYMAN, LTD.

66.   BLACKROCK MCKINNEY OPPORTUNITIES FUND, L.P.

67.   BLACKROCK MD POF CAYMAN, LTD.

68.   BLACKROCK MD PRIVATE OPPORTUNITIES FEEDER FUND, L.P.

69.   BLACKROCK MD PRIVATE OPPORTUNITIES FUND, L.P.

70.   BLACKROCK MSV PRIVATE OPPORTUNITIES FUND, L.P.

71.   BLACKROCK MT. ADAMS CLO IX LP

72.   BLACKROCK MT. HOOD CLO X, LLC

73.   BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC

74.   BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, SERIES 1

75.   BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, SERIES 2

76.   BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 (LUX) SCSP

77.   BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR CAYMAN LTD.

78.   BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR LP

79.   BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 HOLDINGS (LUX) SCSP

80.   BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 LP

81.   BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 (LUX) SCSP

82. BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 LP

83. BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 (LUX) SCSP

84. BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 LP

85. BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR LP

86. BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR CAYMAN LTD.

87. BLACKROCK PRIVATE EQUITY IMPACT CAPITAL HOLDINGS (LUX) SCSP

88. BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (CAYMAN1GT Splitter (Lux) LP
1GT Fund (Lux) SCSp
Ashbridge Annex Fund I LP

89. BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (LUX) SCSP

90. BLACKROCK PRIVATE EQUITY PRIMARIES 2021 AGGREGATOR LP

91. BLACKROCK PRIVATE EQUITY PRIMARIES 2021 HOLDINGS (CAYMAN) LP

92. BLACKROCK PRIVATE EQUITY PRIMARIES 2021 LP

93. BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 AGGREGATOR (LUX) SCSP

94. BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 HOLDINGS (LUX) SCSP

95. BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 (LUX) SCSP

96. BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025, L.P.

97. BLACKROCK PRIVATE OPPORTUNITIES FUND IV (CAYMAN), L.P.

98. BLACKROCK PRIVATE OPPORTUNITIES FUND IV (EMPLOYEES), L.P.

99. BLACKROCK PRIVATE OPPORTUNITIES FUND IV FEEDER SCSP

100. BLACKROCK PRIVATE OPPORTUNITIES FUND IV MASTER SCSP

101. BLACKROCK PRIVATE OPPORTUNITIES FUND IV, L.P.

102. BLACKROCK PRIVATE OPPORTUNITIES FUND V (LUX) SCSP

103. BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR LP

104. BLACKROCK PRIVATE OPPORTUNITIES FUND V MASTER CAYMAN AGGREGATOR LTD.

105. BLACKROCK PRIVATE OPPORTUNITIES FUND V HOLDINGS (LUX) SCSP

106. BLACKROCK PRIVATE OPPORTUNITIES FUND V LP

107. BLACKROCK RAINIER CLO VI, LTD

108. BLACKROCK SAPPHIRE POF, L.P.

109. BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - B INTERMEDIARY (CAYMAN) LP

4

110. BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - B LP

111. BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - B SPV LP

112. BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - C LP

113. BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS (LUX) SCSP

114. BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS (LUX) SCSP

115. BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS II (LUX) SCSP

116. BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II - B LP

117. BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II - C LP

118. BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II (LUX) SCSP

119. BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II LP

120. BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS LP

121. BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY II (LUX) SCSP

122. BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY SCSP

123. BLACKROCK SHARI'A PRIVATE OPPORTUNITIES FUND, LP

124. BLACKROCK SHARI'A PRIVATE OPPORTUNITIES FUND HOLDINGS, LP

125. BLACKROCK SHASTA CLO XIV, LLC

126. BLACKROCK SHASTA CLO XIII, LLC

127. BLACKROCK SHASTA SENIOR LOAN FUND VII, LLC

128. BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIESATSF II Aggregator (Delaware I), LP

129. BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LTD.

130. BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON US, LTD (CLASS)

131. BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON US II LTD

132. BLK2018 CORE PRIVATE EQUITY FEEDER FUND, L.P.

133. BLK2018 CORE PRIVATE EQUITY FUND, L.P.

134. BLK2019 PRIVATE OPPORTUNITIES FEEDER FUND, L.P.

135. BLK2019 PRIVATE OPPORTUNITIES FUND, L.P.

136. BLK2020 PRIVATE OPPORTUNITIES FEEDER FUND, L.P.

137. BLK2020 PRIVATE OPPORTUNITIES FUND, L.P.

138. BLK2021 CORE PRIVATE EQUITY FEEDER FUND, L.P.

139. BLK2021 CORE PRIVATE EQUITY FUND, L.P.

140. ~~BLK2021 PRIVATE OPPORTUNITIES FEEDER FUND, L.P.~~

141. ~~BLK2021 PRIVATE OPPORTUNITIES FUND, L.P.~~

142. ~~BR MAGNUM AGGREGATOR, LTD.~~

143. ~~BR POF IV CAYMAN MASTER FUND, L.P.~~

144. ~~BR/ERB CO-INVESTMENT FUND II, L.P.~~

145. ~~BV PE OPPORTUNITIES CAYMAN MASTER FUND, LTD.~~

146. ~~BV PE OPPORTUNITIES FEEDER FUND SCSP~~

147. ~~BV PE OPPORTUNITIES MASTER FUND SCSP~~

148. ~~CLIMATE TRANSITION-ORIENTED PRIVATE DEBT USPC LP~~

149. ~~COIN PRIVATE OPPORTUNITIES, L.P.~~

~~150.~~ ~~DLF IX-L FUNDING~~ATSF II Aggregator (Delaware II), LP

151. ~~ERB TACTICAL OPPORTUNITIES, L.P.~~

152. ~~FAI BLACKROCK SUSTAINABLE PRIVATE MARKETS PEP HOLDCO LTD.~~

153. ~~FM GLOBAL CAYMAN, LTD.~~

154. ~~FM GLOBAL INVESTMENT PARTNERS, L.P.~~

155. ~~GLOBAL ALTERNATIVES PROGRAM I PE, LP~~

~~156.~~ ~~GLOBAL ALTERNATIVES PROGRAM~~ATSF II ~~PE~~Aggregator (Ontario), LP
Black Thunder Opportunities Fund LP
Brandon Lane Partners Fund LP
BRPE Opportunities Fund LP
DR Investment Fund LP
Gender Equity Fund LP
HIF I LP
LM Fund LP
Lor Foundation Fund Inc
North Haven Ashbridge Co-investment Opportunity A LP
North Haven Ashbridge Co-Investment Opportunity B LP
North Haven Venture Capital Opportunities Fund I LP
NPS Partners (North America) III AIV LP
NPS Partners (North America) III LP
Patteson Wealth Private Access Bellefont Fund I LP
Patteson Wealth Private Access Blackberry Fund I LP
Patteson Wealth Private Access Fund I LP
PECO III Aggregator LP
Private Equity Co-Investment Opportunities Fund II LP
Private Equity Managers II (Plath) LP
Seedling PE Fund I LP
SN Fund LP
VNL LP
WBPE Fund II AIV LP

157. GILDI LIFEYRISSJODUR (GILDI PENSION FUND)

158. GILDI LIFEYRISSJODUR II (GILDI PENSION FUND)

159. HEATHROW FOREST OPPORTUNITIES FUND, L.P.

160. HIGH CEDAR DIRECT FUND, L.P.

161. HIGH CEDAR FEEDER, L.P.

162. HIGH CEDAR MASTER CAYMAN, LTD.

163. HIGH CEDAR MASTER, L.P.

164. HIGH ROCK DIRECT FUND, L.P.

165. HIGH ROCK FEEDER, L.P.

166. HIGH ROCK MASTER, L.P.

167. HIGH STREET FEEDER, L.P.

168. HIGH STREET FUND, L.P.

169. LINCOLN PENSION PRIVATE EQUITY BR, L.P.

170. MARKWOOD CO-INVESTMENT FUND 1, L.P.

171. MB BLACKROCK HOLDINGS SCSP

172. MEDIOBANCA BLACKROCK MASTER FUND SCSP

173. MB BLACKROCK HOLDINGS CAYMAN, LTD

174. MIDDLE MARKET SENIOR FUND, L.P.

175. MIDDLE MARKET SENIOR MASTER FUND S.À.R.L.

176. MOUNTAIN RESEARCH FUND – PRIVATE EQUITY, L.P.

177. MUTUAL OF OMAHA OF CAYMAN, LTD.

178. MUTUAL OF OMAHA OPPORTUNITIES FUND, L.P.

179. NDSIB PRIVATE OPPORTUNITIES FUND, L.P.

180. NHRS PRIVATE OPPORTUNITIES FUND, L.P.

181. NMERB SIERRA BLANCA FUND, L.P.

182. OLYMPIA HOLDINGS I, LTD.

183. OV PRIVATE OPPORTUNITIES, L.P.

184. PEP ASGA FEEDER L.P.

185. PEP ASGA MASTER CAYMAN, LTD.

186. PEP ASGA MASTER L.P.

187. ~~PEP TELLCO INVESTMENTS 1 CAYMAN, LTD.~~

188. ~~PEP TELLCO INVESTMENTS 1, L.P.~~

~~189.~~ ~~PMH HOLDCO~~WBPE Fund II LP

~~190.~~ ~~PMH HOLDCO~~WBRA Fund I Master LP

191. PMH II SPV MINT LP

192. PMH NEWCO II LLC

193. PMH SPV AMBER B LP

194. PMH SPV AMBER LP

195. PMH SPV BASALT LP

196. PMH SPV EMERALD LP

197. PMH SPV GARNET LP

198. PMH SPV PEARL—B LP

199. PMH SPV PEARL LP

200. PMH SPV RADAR HOLDINGS LP

201. PMH SPV SAPPHIRE LP

202. PMH II SPV BELLFLOWER LP

203. PMH II SPV BELLFLOWER HOLDINGS LP

204. PRIVATE EQUITY IMPACT OPPORTUNITIES HOLDINGS SCSP

205. PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP

206. PRIVATE EQUITY PARTNERS VII (DELAWARE), L.P.

207. PRIVATE EQUITY PARTNERS VII (SCOTLAND), L.P.

208. PRIVATE EQUITY PARTNERS VII MASTER CAYMAN, LTD.

209. PRIVATE EQUITY PARTNERS VII MASTER, L.P.

210. PRIVATE EQUITY PARTNERS VII US CAYMAN, LTD.

211. PRIVATE EQUITY PARTNERS VII US, L.P.

212. PRIVATE MARKET HOLDINGS—C, LLC

213. PRIVATE MARKET HOLDINGS II LLC

214. PRIVATE MARKET HOLDINGS LP

215. RED RIVER DIRECT INVESTMENT FUND III, L.P.

216. SALAM PRIVATE OPPORTUNITIES FEEDER, L.P.

217. SALAM PRIVATE OPPORTUNITIES FUND, L.P.

218. SC BR ASIA PE FEEDER FUND, L.P.

219. SC BR ASIA PE FUND, L.P.

1203136.02B-CHISR02A - MSW

220. SLS II – C HOLDCO LP

221. SLS II – C HOLDINGS LLC

222. SLS II – C NEWCO LLC

223. SONJ PRIVATE OPPORTUNITIES FUND II, L.P.

224. SULLIVAN WAY POF CAYMAN, LTD.

225. SULLIVAN WAY PRIVATE OPPORTUNITIES FUND, L.P.

226. TANGO CAPITAL OPPORTUNITIES FUND, L.P.

227. TCP WHITNEY CLO, LTD.[25]

228. TFO ASIA PRIVATE OPPORTUNITIES FUND, L.P.

229. THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

230. TOPANGA OPPORTUNITIES FUND CAYMAN, LTD.

231. TOPANGA PRIVATE OPPORTUNITIES, L.P.

232. TOTAL ALTERNATIVES FUND – PRIVATE EQUITY (B) LP

233. TOTAL ALTERNATIVES FUND – PRIVATE EQUITY LP

234. TSCL PRIVATE MARKETS CAYMAN FUND LTD.

235. SSG BLK PRIVATE DEBT FUND L.P.

236. TSCL PRIVATE MARKETS FEEDER FUND, L.P

237. TSCL PRIVATE MARKETS FUND, L.P.

238. VFL CO INVEST PARTNERS, L.P.

239. BLACKROCK PRIVATE EQUITY OPPORTUNITIES ELTIF

240. BLACKROCK FUTURE GENERATIONS PRIVATE EQUITY OPPORTUNITIES ELTIF

241. BLACKROCK GROWTH EQUITY FUND MASTER CAYMAN AGGREGATOR LP

242. BLACKROCK GROWTH EQUITY FUND MASTER CAYMAN AGGREGATOR LTD.

243. BLACKROCK GROWTH EQUITY – VC SIDECAR (LUX) SCSP

244. BLACKROCK GROWTH EQUITY – VC SIDECAR (CAYMAN) LP

245. BLACKROCK GROWTH EQUITY – VC SIDECAR HOLDINGS (CAYMAN) LP

246. BLACKROCK GROWTH EQUITY – VC SIDECAR MASTER CAYMAN AGGREGATOR LP

---

[25] TCP Whitney CLO, LLC is a wholly-owned subsidiary of TCP Whitney CLO Ltd. TCP Whitney CLO, LLC does not have an investment advisor.

247. BLACKROCK GROWTH EQUITY – VC SIDECAR MASTER CAYMAN AGGREGATOR LTD

248. BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN AGGREGATOR LP

249. BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN AGGREGATOR LTD.

250. BLACKROCK PRIVATE EQUITY PRIMARIES 2024 (LUX) SCSP

251. BLACKROCK PRIVATE EQUITY PRIMARIES 2024 AGGREGATOR (LUX) SCSP

252. BLACKROCK PRIVATE OPPORTUNITIES FUND V MASTER CAYMAN AGGREGATOR LP

253. BLK2022 CORE PRIVATE EQUITY FUND, L.P.

254. BLK2022 CORE PRIVATE EQUITY FEEDER FUND, L.P.

255. FUTURE GENERATIONS PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP

256. ASHLAND PRIVATE OPPORTUNITIES FUND, L.P.

257. BLACKROCK GROWTH EQUITY FUND DELAWARE HOLDINGS LP

258. BLACKROCK GROWTH EQUITY – VC SIDECAR LP

259. BLACKROCK GROWTH EQUITY – VC SIDECAR DELAWARE HOLDINGS LP

260. BLACKROCK PRIVATE EQUITY IMPACT CAPITAL DELAWARE HOLDINGS LP

261. BLACKROCK PRIVATE EQUITY PRIMARIES 2024 LP

262. BLACKROCK PRIVATE OPPORTUNITIES FUND V DELAWARE HOLDINGS LP

263. SONJ PRIVATE OPPORTUNITIES FUND III, L.P

B. ADVISER IS SERIES I OF SVOF/MM, LLC

1. TCP DLF VIII 2018 CLO LLC

2. TCP RAINIER, LLC

C. Adviser is Tennenbaum Capital Partners, LLC

1. SEB DIP INVESTOR, LP

2. TCP DIRECT LENDING FUND VIII – L (IRELAND)

3. TCP DIRECT LENDING FUND VIII – U (IRELAND)

4. TCP DIRECT LENDING FUND VIII, LLC

5. TCP DIRECT LENDING FUND VIII A, LLC

6. TCP DIRECT LENDING FUND VIII L, LLC

7. TCP DIRECT LENDING FUND VIII N, LLC

8.   TCP DIRECT LENDING FUND VIII S, LLC

9.   TCP DIRECT LENDING FUND VIII T, LLC

10.   TCP DLF VIII FEEDER ICAV

11.   TCP DLF VIII ICAV

12.   TCP DLF VIII S FUNDING, LLC

13.   TCP DLF VIII-T FUNDING, LLC

14.   TCP ENHANCED YIELD FUNDING I, LLC

15.   TCP WATERMAN CLO, LLC

16.   TCP WATERMAN FUND, LP.

17.   TENNENBAUM DIP OPPORTUNITY FEEDER, LP

18.   TENNENBAUM ENERGY OPPORTUNITIES CO., LLC

19.   TENNENBAUM ENERGY OPPORTUNITIES FUND, LP

20.   TENNENBAUM ENHANCED YIELD FUND I, LLC

21.   TENNENBAUM ENHANCED YIELD OPERATING I, LLC

22.   TENNENBAUM HEARTLAND CO INVEST, LP

23.   TENNENBAUM OPPORTUNITIES FUND V, LLC

24.   TENNENBAUM OPPORTUNITIES FUND VI, LLC,

25.   TENNENBAUM OPPORTUNITIES PARTNERS V, LP

26.   TENNENBAUM SENIOR LOAN FUND II, LP

27.   TENNENBAUM SENIOR LOAN FUND III, LP

28.   TENNENBAUM SENIOR LOAN FUND IV-A, LP

29.   TENNENBAUM SENIOR LOAN FUND IV-B, LP

30.   TENNENBAUM SENIOR LOAN FUND V, LLC

31.   TENNENBAUM SENIOR LOAN FUNDING III, LLC

32.   TENNENBAUM SENIOR LOAN OPERATING III, LLC

33.   TENNENBAUM SENIOR LOAN SPV IV-A, LLC

34.   TENNENBAUM SPECIAL SITUATIONS FUND IX, LLC

35.   TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC

36.   TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P.

37.   TENNENBAUM SPECIAL SITUATIONS IX-C, L.P.

38. TENNENBAUM SPECIAL SITUATIONS IX-O, L.P.

39. TCP DLF VIII L FUNDING, LP

The Existing Proprietary Account is set forth below:

1. BLACKROCK CAPITAL MARKETS, LLC

APPENDIX B

Resolutions of the Board of Trustees of
~~BlackRock Credit Strategies~~ North Haven Private Assets **Fund**

WHEREAS, the Board ~~of Trustees (the "*Board*") of BlackRock Credit Strategies Fund (the "*Company*")~~ deems it is advisable and in the best interest of the ~~Company~~Fund to file with the U.S. Securities and Exchange Commission (the "**Commission**") an application for an order ~~issued~~of exemption, including any amendments thereto, pursuant to Section~~s~~ 17(d) ~~and 57(i)~~ of the Investment Company Act of 1940, as amended (the "~~*1940*~~**Investment Company Act**"), and Rule ~~17d-1 under the 1940 Act, permitting~~17d-l thereunder to authorize the entering into of certain joint transactions ~~that otherwise may be~~and co-investments by the Fund with certain entities which may be deemed to be "affiliates" of the Fund pursuant to the provisions of the Investment Company Act, which such joint transactions and co-investments may otherwise be prohibited by Section~~s~~ 17(d) ~~and 57(a)(4)~~ of the ~~1940~~Investment Company Act~~and~~, Rule 17d-1 ~~under the 1940 Act~~thereunder and certain disclosure requirements, and such other or different sections of the Investment Company Act and rules thereunder as any such officers (the "**Officers**") of the Fund deems necessary or appropriate (the "**Application**")~~;~~.

NOW, THEREFORE, BE IT RESOLVED, that the ~~o~~Officers of the ~~Company~~Fund be, and ~~each of~~ the~~m~~y hereby ~~is~~are, authorized, empowered and directed, in the name and on behalf of the ~~Company and in its name to prepare, execute, and~~Fund, to cause to be prepared, executed, delivered and filed with the Commission the ~~A~~application~~, substantially in the form presented to the Board, and any amendments thereto; and it is~~ for an order of exemption, including any amendments thereto, pursuant to Section 17(d) of the Investment Company Act, and Rule 17d-1 thereunder under the Investment Company Act to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be "affiliates" of the Fund pursuant to the provisions of the Investment Company Act, which such joint transactions and co-investments may otherwise be prohibited by Section 17(d)(4) of the Investment Company Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different sections of the Investment Company Act and rules thereunder as any such officer deems necessary or appropriate, as more fully set forth in the draft Application that has been presented to the Board at this meeting, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the staff of the Commission and otherwise to comply with the Investment Company Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer's or Officers' authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof; and be it

FURTHER RESOLVED, that ~~the officers of the Company~~any and all actions previously taken by the Fund or any of Officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ~~authorized and directed to take such further action~~ ~~and execute such other documents~~ ~~as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.~~ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of the Board of Directors of
BlackRock Direct Lending Corp.

WHEREAS, the Directors deem it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the "Application");

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the U.S. Securities and Exchange Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Resolutions of the ~~Board of Trustees of~~ ~~BlackRock~~General Partner of AIP Private ~~Investments~~Equity Opportunities Fund I A LP

WHEREAS, the ~~Board of Trustees (the "*Board*") of BlackRock Private Investments Fund (the "*Company*")~~GP deems it ~~is~~ advisable and in the best interest of the ~~Company~~Fund to file with the U.S. Securities and Exchange Commission (the "**Commission**") an application for an order ~~issued~~of exemption, including any amendments thereto, pursuant to Section~~s~~ 17(d) ~~and 57(i)~~ of the Investment Company Act of 1940, as amended (the "~~*1940*~~**Investment Company** **Act**"), and Rule ~~17d-1 under the 1940 Act, permitting~~17d-l thereunder to authorize the entering into of certain joint transactions ~~that otherwise may be~~and co-investments by the Fund with certain entities which may be deemed to be "affiliates" of the Fund pursuant to the provisions of the Investment Company Act, which such joint transactions and co-investments may otherwise be prohibited by Section~~s~~ 17(d) ~~and 57(a)(4)~~ of the ~~1940~~Investment Company Act~~and~~, Rule 17d-1 ~~under the 1940 Act~~thereunder and certain disclosure requirements, and such other or different sections of the Investment Company Act and rules thereunder as any such officers (the "**Officers**") of the Fund deems necessary or appropriate (the "**Application**")~~;~~.

NOW, THEREFORE, BE IT RESOLVED, that the ~~o~~Officers of the ~~Company~~Fund be, and ~~each of~~ the~~m~~y hereby ~~is~~are, authorized, empowered and directed, in the name and on behalf of the ~~Company and in its name to prepare,~~ ~~execute, and~~Fund, to cause to be prepared, executed, delivered and filed with the Commission the ~~A~~application~~,~~ ~~substantially in the form presented to the Board, and~~ for an order of exemption, including any amendments thereto~~; and it is~~, pursuant to Section 17(d) of the Investment Company Act, and Rule 17d-1 thereunder under the Investment Company Act to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be "affiliates" of the Fund pursuant to the provisions of the Investment Company Act, which such joint transactions and co-investments may otherwise be prohibited by Section 17(d)(4) of the Investment Company Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different sections of the Investment Company Act and rules thereunder as any such Officer deems necessary or appropriate, as more fully set forth in the draft Application that has been presented to the GP, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the staff of the Commission and otherwise to comply with the Investment Company Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

~~**FURTHER RESOLVED**, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.~~

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer's or Officers' authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof; and be it

Resolutions Adopted by the Board of Directors
BlackRock TCP Capital Corp.

WHEREAS, the Directors deem it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the "Application");

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the U.S. Securities and Exchange Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Resolutions of the Board of Trustees of
BlackRock Private Credit Fund

WHEREAS, the Trustees deem it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the "Application");

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the U.S. Securities and Exchange Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Companyany and all actions previously taken by the Fund or any of Officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

APPENDIX C

MARKED COPIES OF THE APPLICATION SHOWING CHANGES FROM THE FINAL VERSIONS OF THE TWO APPLICATIONS IDENTIFIED AS SUBSTANTIALLY IDENTICAL UNDER RULE 0-5(E)(3)